
13003260


1 for 8 Protection Switch

ANNUAL REPORT 2013


OPLINK



To our stockholders:



Fiscal year 2013 was an excellent year for Oplink.

We achieved revenues of approximately $183 million and generated almost $20 million in cash from operations. GAAP net income for the fiscal year was $13.4 million, or $0.69 per diluted share. Non-GAAP net income was $17.6 million, or $0.91 per diluted share*. We closed 2013 with $174.2 million in cash, cash equivalents, and investments.

During 2013, we continued to work closely with our optical systems customers on design-in opportunities. We unveiled our improved versions of 100G CFP2 Transceivers and Multicast Switches, both superior in cost and performance, highlighting Oplink's commitment to continually innovate flexible and cost effective solutions for the next generation optical networks.

We are making great progress on our mobile interactive initiative, integrating "internet-of-things" technology with our data collaboration cloud for Smartphone App-based home security services. We are encouraged by the initial market feedback, and we look forward to report more about this "software as a service" security service business in the coming year.

As we enter our fiscal year 2014, we are optimistic about the demand trend and prospects for our new business. We believe that we are very well positioned to capitalize on this trend and opportunities.

I continue to be grateful to our employees, customers, business partners, and investors for their contributions to Oplink for the past year and into the future.

With best regards,

Joseph Y. Liu
Chairman & CEO

---

*Fiscal year 2013 non-GAAP results exclude $5.8 million in stock based compensation, $0.5 million in amortization of intangibles, $1.8 million gain on sale of equity investments, and certain other items. A full reconciliation between non-GAAP and GAAP income can be found in the tables accompanying the press release filed by Oplink with SEC on August 8, 2013 via Form 8-K.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2013

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File Number 000-31581

OPLINK COMMUNICATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**No. 77-0411346**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

46335 Landing Parkway, Fremont, CA 94538

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (510) 933-7200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant, as of December 28, 2012 (the last trading day of the registrant's most recently completed second fiscal quarter), was approximately $268.5 million based upon the closing price reported for such date by the NASDAQ Stock Market. For purposes of this disclosure, shares of common stock held by officers and directors and by each person known by the registrant to own 10% or more of the outstanding common stock have been excluded. Exclusion of such shares should not be construed to indicate that such persons possess the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant.

As of August 25, 2013, approximately 19,298,086 shares of the registrant's common stock, $0.001 par value, were outstanding.

Documents Incorporated by Reference:

The information called for by Part III is incorporated by reference to specified portions of the registrant's proxy statement for its 2013 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after June 30, 2013, the end of the registrant's fiscal year.

OPLINK COMMUNICATIONS, INC.

TABLE OF CONTENTS

PART I

This report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words "expect," "anticipate," "intend," "believe," "estimate" or "assume" or similar language. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information set forth below and under the captions "Risk Factors" contained in Item 1A and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 7. We caution you that our business and financial performance are subject to substantial risks and uncertainties. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1. Business

Overview

Oplink Communications, Inc. ("we", "Oplink", or the "Company") was incorporated in California in September 1995 and was later reincorporated in Delaware in September 2000. We are headquartered in Fremont, California and have manufacturing, design and research and development facilities in Zhuhai, Shanghai and Wuhan, China and in Taipei and Hsinchu, Taiwan.

We began selling our products in 1996. We design, manufacture and sell optical networking components and subsystems. Our products expand optical bandwidth, amplify optical signals, monitor and protect wavelength performance, redirect light signals, ensure signal connectivity and provide signal transmission and reception within an optical network. Our products enable greater and higher quality bandwidth over longer distances, which reduce network congestion, transmission costs and energy consumption per bit. Our products also enable optical system manufacturers to provide flexible and scalable bandwidth to support the increase of data traffic on the Internet and other public and private networks.

We provide over 350 different products that are sold as components and modules, or are integrated into custom solutions. We provide customers with high quality optical subsystems and components that are used for bandwidth creation, bandwidth management, interconnect and transmission products. Our products and solutions can be applied to all segments of the fiber optic network infrastructure including long-haul networks, metropolitan area networks ("MANs"), local area networks ("LANs"), wireless backhaul, internet data centers and fiber-to-the-home ("FTTH") networks.

We provide our solution and products to the exacting requirements of the world's leading optical networking equipment companies, and work closely with customers during the product design and development cycle. This provides us with the ability to respond to the volume production requirements of our customers when their systems are ready for commercial deployment. We are responsive to our customers' volume, quality and time-to-market requirements.

Our broad product portfolio includes solutions for next-generation, all-optical reconfigurable optical add-drop multiplexing ("ROADM"), wavelength selective switch ("WSS"), dense and coarse wavelength division multiplexing ("DWDM" and "CWDM," respectively), optical amplification, signal switching and routing, signal conditioning and monitoring, fiber interconnect/termination/distribution and line transmission applications. Our addressable markets include long-haul networks, MANs, LANs, wireless backhaul and FTTH networks. Our customers include telecommunications, data communications and cable TV equipment manufacturers, as well as data centers, clouding computing providers and system integrators located around the globe.

We also serve as a photonic foundry to provide design, integration and optical manufacturing solutions ("OMS") for advanced and cost-effective components and subsystem manufacturing at our principal in-house design, service and manufacturing facility in Zhuhai, China. We offer our customers expert OMS for the production and packaging of highly-integrated optical subsystems and turnkey solutions, based upon a customer's specific product design and specifications, as well as solutions with lower levels of component integration for customers that place more value on flexibility than would be provided with turnkey solutions. Our OMS customers include telecommunications, data communications and cable TV equipment manufacturers located around the globe.

Our transmission product portfolio includes fiber optic transmitters, receivers, transceivers and transponders. Optical transmission products convert electronic signals into optical signals and back into electronic signals, thereby facilitating the transmission of information over fiber optic communication networks. Our optical transmission products are used primarily in MAN, LAN, wireless backhaul and FTTH applications. Our transmission products are engineered with varying levels of integration to suit customers. The lowest level of integration involves separate transmitter and receiver modules, which provides our customers the greatest flexibility in product design by allowing them to place the transmitters and the receivers according to their design specifications. Transceivers provide the next level of integration. Transceivers place both the transmitter and receiver in the same package with a dual fiber or connector interface. We also provide transceivers with build-in transmit and receive optical multiplexing and demultiplexing optical filters so only a single fiber or connector interface is needed for bi-directional optical transmission.

We also offer product solutions that provide home alarm and video monitoring services to home and business owners. Our solution includes a mobile application, embedded wireless devices and communication with mobile devices to an intelligent cloud managed by us via internet or cellular connection.

Our common stock has been quoted on the NASDAQ Stock Market under the symbol "OPLK" since our initial public offering in October 2000. Our Internet website address is www.oplink.com. Our website address is given solely for informational purposes; we do not intend, by this reference, that our website should be deemed to be part of this Annual Report on Form 10-K or to incorporate the information available at our Internet address into this Annual Report on Form 10-K.

We file electronically with the Securities and Exchange Commission, or SEC, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. We make these reports available free of charge through our Internet website as soon as reasonably practicable after we have electronically filed such material with the SEC. These reports can also be obtained from the SEC's Internet website at www.sec.gov or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Our fiscal year ends on the Sunday closest to June 30 of each year. Interim fiscal quarters will end on the Sunday closest to each calendar quarter end. Fiscal 2013 and 2012 consisted of 52 weeks, while fiscal 2011 was a 53 week period. The extra week was in the first quarter of fiscal 2011. For further information, please see "Note 1 – The Company" of the Notes to Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K.

Our Solution

We are the leader in the optical industry and are uniquely positioned to provide unparalleled OMS to our customers for leading edge, integrated solutions that can be rapidly and cost effectively deployed in communications networks around the world. OMS are customized optical solutions to fit a customer's specific needs.

The customized, variety-rich and high reliability requirements of optical equipment manufacturing makes our OMS service the ideal solution for system and subsystem companies in needs of cost-effective manufacturing of optical equipment. We possess the expertise and versatility in product design and development needed to provide the high responsiveness and flexibility expected in today's markets. We are able to offer shortened design cycle times and reduced production costs with our 182,000 square feet Class-100K clean room and a 574,000 square feet manufacturing facility in Zhuhai, China.

We offer a wide range of engineering and design services, which include:

- Optic-centric design;
- Electrical system design;
- Software and firmware development;
- Thermal management;
- Mechanical design;
- System integration; and
- Standards compliance.

We offer customers turnkey solutions including the following value-added services:

- **Optical Product Design and Optimization.** We provide optical design, mechanical design, printed circuit board ("PCB") layout and electrical design and software and firmware design services to our customers.

- **Testing.** We carry out full optical and electrical system and component testing for customers to test for reliability, compliance and subsystem integration.

- **Customer Care.** We provide preorder and post-sales customer support, access to engineering support, flexible order fulfillment/shipment and customer training around the globe.

- **System Integration**. We provide full system integration with performance testing, validation and guaranteed product performance. The integration and testing can be performed with any customer specified hardware or designs.

- **Procurement.** We leverage our extensive expertise in the optical industry in our selection of reliable suppliers with the highest quality products for customers.

- **Expert Assembly and Packaging.** We offer extensive experience in integrated assembly and packaging optimization to meet even the most challenging specifications.

- **Comprehensive Supply Chain Management.** We employ a synchronized and fully integrated supply chain model that addresses integration challenges specific to the optical environment as well as key logistical concerns.

- **Prototyping.** To facilitate successful and timely new product introductions, our manufacturing team rapidly delivers small quantities of products, or prototypes, to test and ensure product functionality and viability prior to volume production.

- **Global Distribution.** We provide customers with the flexible, worldwide shipment of assembled product.

Our Strategy

We provide highly integrated optical sub-systems, pioneering design services and custom solutions to network equipment makers. By leveraging our well-established core competencies in optical design and manufacturing, we are able to serve not only equipment makers selling to end-customers, but also module and component makers in need of a manufacturing partner.

The core elements of our strategy are:

Strengthening and expanding our leadership in passive optical products. We have successfully transformed from a pure components maker from our inception through IPO to a supplier today offering a comprehensive product portfolio encompassing passive components, modules and subsystems. We believe that our dedication to developing a diversified product line together with our manufacturing efficiency has well-positioned us to provide system equipment makers with state-of-the-art tools, e.g., ROADM or its building blocks such as WSS, optical amplifier, multiplexer/demultiplexer, multicast switch, tunable filter and optical performance monitor, for enhancing bandwidth provisioning and lowering network costs. It is projected that with the ever-increasing demand for bandwidth fueled by peer-to-peer networking traffic, file sharing, IPTV, internet video content, online gaming, music downloading and a myriad of other applications, the network infrastructure build-out will continue over the coming years. We believe that a focus on strengthening and expanding our leadership in passive optical products, which unlike the active products are agnostic to the data rate evolution to 40G/100G, is central to our business success in the future.

Innovation through integration and miniaturization based on commercially available technology platforms. We understand that developing new products requires substantial investment with long and uncertain profitability cycles. As such, we seek to leverage our product development spending through incremental integration/hybridization and miniaturization based on existing technology platforms that are already widely available, including optical thin-film coating, free-space micro-optics, fused fiber optics, Micro-Electro-Mechanical Systems ("MEMS"), Planar Lightwave Circuit ("PLC") or Arrayed-Waveguide Grating ("AWG") and Liquid Crystal ("LC"). In addition, we are proactively exploring optical technologies established outside the telecom industry to cultivate product ideas which could benefit our core business growth.

Growing market share in 10G and higher speed transceivers for metro applications. We are focused on seeking to offer our customers best-in-class pluggable transceivers for 10G and higher data rate metro/aggregation DWDM and CWDM optical networking applications, capitalizing on the increasing demand for bandwidth upgrade and industry-wide transition from traditional larger footprint, higher power consumption 300-pin transponders to smaller, low power dissipating XFP and SFP+ form factors. We believe that our global product development model with integrated engineering teams both in the US and China will enable our worldwide customers to improve time-to-market with optimal features, performance and cost. To address diverse customer network deployment conditions, we offer a broad portfolio of 10G DWDM and CWDM XFP and SFP+ products with a wide range of operating temperature ranges.

Enhancing engineering capabilities in China. In parallel to building solid manufacturing operations in China, we have recognized the equal importance of leveraging the local talent in product design and development and significantly increased the engineering workforce in our facilities in Zhuhai and Wuhan, China. While research and development ("R&D") resources in the U.S. participate in customer application support and focuses on developing advanced IP and prototypes, engineering teams in China have taken on an increasingly larger role in new product introduction. As a result, we are able to maintain relative lower overhead expense to better compete in the marketplace and deliver shareholder value.

One-Stop-Shop OMS solution provider. As an inventor and leader of the OMS or photonic foundry model, we offer a one-stop-shop approach or turnkey solutions that are customized to our customers' specific needs. One-stop-shopping is being increasingly demanded by our customers, the telecommunications network vendors. Our customers are increasingly requiring optical component suppliers to take advantage of developments in product integration to provide solutions incorporating multiple optical components on a single subsystem or module, thereby reducing the need for component assembly and additional testing. Therefore, we believe that suppliers like us who are able to offer a more integrated manufacturing solution to customers will have an advantage over suppliers who can only offer discrete optical components. The vertical integration of our design and manufacturing capability enables us to consistently deliver the highest quality, lowest cost products to our customers as well as to respond rapidly to design or specification changes which would shorten our customer's time-to-market. We believe that offering a broad range of solutions increases our penetration of existing and new customers.

Continuous focus on our cost structure. We maintain vertically integrated photonic manufacturing facilities in low-cost overseas locations. Our low-cost manufacturing facilities allow us to do full design work in-house which enables us to supply cutting edge products at the lowest possible cost in the industry.

In an industry characterized by intense price competition and at times price erosion, our low-cost structure is a source of sustainable competitive advantage. The source of this sustainability comes from the fact that we believe our design and manufacturing facilities are difficult and expensive to replicate by other firms. Despite our existing streamlined cost structure, we continuously identify and implement cost-saving programs across our organization.

The increase in the worldwide demand for broadband increases the demand for our products. With our vertically integrated cost structure, it further leads to greater capacity utilization and therefore greater operating leverage as fixed costs are spread over a greater number of manufactured units, resulting in improved gross margins.

Customer satisfaction. We place a high value on our relationships with our customers around the world, large and small. To date, we have created more than 10,000 customized product specifications to fulfill customers' exact requirements. We believe that building a long-term mutual trust with our customers is instrumental to nurture sustainable business growth and cultivate a healthy ecosystem.

Products and Technologies

We provide a broad line of fiber optic subsystems and components designed to satisfy the needs of communications equipment suppliers. We categorize our products by the functionalities provided within a network, namely, bandwidth creation, bandwidth management, optical interconnect and transmission products. Some of our products have attributes that combine multiple functions. Some of our bandwidth creation and bandwidth management products utilize telecommunication interfaces to provide local or remote reporting and control to enhance their function in an optical network.

Bandwidth Creation Products

Communications equipment suppliers use our bandwidth creation products to expand the capacity and/or extend the coverage of their customers' networks. Other bandwidth creation products enable optical signals to travel along more complex network architectures such as mesh networks and metro networks, or enable optical signals to travel greater distances over traditional long haul networks.

Wavelength Expansion Products. In fiber optic communications, different signals are transmitted over multiple wavelengths. With increases in the number of wavelengths and data rates, spacing between the channel wavelengths narrows and it becomes increasingly difficult to separate and combine them. We offer wavelength expansion products that are designed to enable the combination and separation of individual wavelengths in all parts of the network including emerging access, metro networks and long haul networks. We offer the following products to handle these tasks:

- *Dense Wavelength Division Multiplexers ("DWDM").* A DWDM is a solution for scalable, reliable, protocol independent bandwidth creation. A DWDM is an integrated optical module or subsystem that combines two or more wavelengths for transmission over a single fiber or separates these wavelengths at the receiving end. Our DWDM module and subsystem solutions are derived from an array of high performance technologies including thin-film filters and arrayed waveguide grating, or AWG. Our solutions are available in a variety of channel spacing.
- *Coarse Wavelength Division Multiplexers ("CWDM").* A CWDM, is a solution for cost-effective bandwidth creation in the mobile backhaul, access, cable TV and metro environments. A CWDM is an integrated Mux/Demux module or subsystem that combines/separates, respectively, two or more wavelengths at a channel spacing that is defined much wider than that for standard DWDM.
- *Band Wavelength Division Multiplexers ("BWDM").* BWDM, products help manage multiple International Telecommunication Union, or ITU, channels within Mux/Demux or optical add/drop applications. BWDM products facilitate the design of flexible (pay as you grow) low loss architectures as well as enable the design of complex mesh and ring networks. We offer a variety of BWDM products for the 50, 100 and 200 GHz channel spacing plans.
- *DWDM Interleavers.* A DWDM interleaver is an optical component that combines two sets of light signals each spaced at alternating ITU channel numbers from two separate fibers into a single fiber, which effectively doubles the capacity of the optical network system, or conversely, separates a single light source into two sets of alternately spaced signals. This unique bandwidth doubling capability, together with the AWG module, enables a cost-effective Mux/Demux solution for network operators with the pay-as-you-grow upgrade option for today's 50GHz grid network. Our interleaver has also facilitated the deployment of network that is founded on Photonic Integrated Circuit ("PIC").

Optical Amplification Products. Optical fiber amplifiers are widely deployed in optical communications networks to enhance the optical signal power. Optical signals naturally lose power and eventually are lost after traveling a long distance along an optical fiber in traditional long haul networks. In emerging access or metro networks, optical signals lose power also at add/drop nodes, which are those locations in a network where wavelength channels enter or exit the node. Such attenuated optical signal can be intensified with Erbium Doped Fiber Amplifiers, or EDFAs, or with Raman amplifiers, neither of which require optical-to-electrical conversion. The amplifiers are arranged along fiber cable lines at regular intervals in long haul networks or at selected nodes in access and metro networks to enable the optical signal to reach its destination clearly. A typical amplifier consists of a fiber, one or multiple pump lasers and a number of passive fiber optic components. We offer both the EDFA and Raman amplification products except the standalone third party pump laser. Our optical amplification products include the following:

- *Gain Blocks.* Gain blocks are integrated optical subsystem building blocks consisting of Erbium Doped Fibers ("EDFs"), one or multiple pump lasers and passive fiber optic amplifier components to boost the intensity of an incoming optical signal. The electronic control circuit is excluded from the gain block. Pump lasers are active optical components used in optical amplifiers such as EDFAs to amplify or regenerate light signals that naturally suffer loss while traveling over distance within an optical network.
- *EDFAs.* Erbium Doped Fiber Amplifiers are optical subsystems that employ, in addition to all the elements used in a gain block, advanced electronics, firmware and software to control the optical gain of an incoming optical signal.
- *Wavelength Division Multiplexers ("WDM") Pump/Signal Combiners.* Micro-optic WDM pump/signal combiners are components that combine power for the optical amplifier. They are used to efficiently combine signal light with pump laser sources.
- *Integrated Hybrid Components.* These components can combine the functionality of two or more optical components, including isolator, tap coupler and WDM pump/signal combiner. The main advantage of hybrid components is that they minimize the amplifier package size, increase reliability and reduce manufacturing cost.
- *WDM Pump Combiners.* WDM pump combiners are used to increase the power of an optical amplifier by combining multiple pump lasers of different wavelengths into one common pump source for amplification.

- *Polarization Beam Combiners.* Polarization beam combiners are optical components that combine two light sources of different or same wavelengths but orthogonal polarizations to increase the power output of an optical amplifier.

- *Integrated Polarization Beam Combiner and Depolarizer ("IPBCD").* Used in Raman or Hybrid Raman/EDFA amplifiers, IPBCD serves the dual function of combining two pump lasers and scrambling the polarization of light to improve amplifier efficiency and performance.

- *Gain Flattening Filters.* Gain flattening filters are used to ensure that signals are amplified by equal amounts. Our thin film filter technology employs multiple layers of optical materials on glass substrate to adjust optical output at different wavelengths to meet the needs of high power amplifiers.

- *Isolators.* Isolators are fiber optic devices that transmit light in only one direction, thus preventing unwanted reflected light from returning to its laser source or EDF. Reflected light can interfere with a laser's performance and create noise, which can impair system performance in optical networks.

- *Tap Couplers.* Tap couplers transfer a small amount of optical signals from the main fiber into a secondary fiber. They are widely used for system monitoring purposes or for power splitting and have a very low insertion loss.

Bandwidth Management Products

Communications equipment suppliers use our bandwidth management products to add intelligence and flexibility to their systems, which allows communications service providers to control the direction, condition the amplitude or phase, and monitor the performance of light signals throughout the optical network.

Optical Switching and Routing Products. As optical networks become more complex, there is an increasing demand to provide switching and routing capability to direct optical signals across multiple points in the network. We supply optical fiber switching and routing products that provide all-optical signal switching between fibers for up to sixty-four different end destinations. Our optical switching and routing products include the following:

- *Optical Add/Drop Multiplexers ("OADMs").* OADMs are used when part of the information from an optical signal carried on the network is demultiplexed, or dropped, at an intermediate point and different information is multiplexed, or added, for subsequent transmission. The remaining traffic passes through the multiplexer without additional processing. The OADM is typically used for rerouting a number of specific optical wavelengths with different end destinations. OADMs can also include other optical components such as optical conditioning products or optical monitoring products for increased functionality.

- *Wavelength Selective Switches ("WSS").* WSS provides network operators the ability to remotely and dynamically distribute (i.e., mux/demux and switch), attenuate and block an arbitrary combination of a set of signal wavelengths within a modern ring or mesh network node. Such complex, composite per-wavelength multiplexing, switching and conditioning functionality is achieved all in the optical domain without the optical-to-electrical-to-optical ("OEO") conversion. We provide liquid crystal based in-house solutions that address such fast growing needs in both the high-degree core and low-degree edge networks as operators emphasize flexibility and cost performance in wavelength provisioning.

- *Reconfigurable OADMs* ("*ROADMs*"). ROADMs combine OADM functionality, WSS, signal monitoring product, electronic control circuitry, integrated firmware and software to add remote configuration and provisioning flexibility to the network by allowing the dynamic add/drop of selected optical wavelengths having variable amplitudes for different end destinations.

- *Switches.* Our optical switches, based on opto-mechanical designs, are devices that can direct optical signals to different end destinations. We offer a variety of switch configurations ranging from the most simplistic 1x1 (on-and-off), 1x2 and dual 1x2 (integrated two 1x2's in 1 package) through 2x2, 1x4, 1x8 and 1x16 to the most sophisticated 1x64 that is used in remote fiber test systems for performance monitoring and fault locating to reduce network down time and save operational cost in Passive Optical Network ("PON"), a.k.a. FTTH network.

- *Circulators.* Circulators consist of sophisticated micro-optic components that are used to re-direct optical signals. Circulators are used in dispersion compensation devices that have been widely deployed in modern non-coherent 40G networks, inside some of the WSS products, and in applications where bi-directional signal transmission is called for, e.g. WDM or DWDM PON.

Wavelength Conditioning Products. For reliable fiber optic communication systems, the light signal intensity needs to be controlled. For example, excess input power can overload the receivers and an optical attenuator is used to reduce the input signal to the level required by the receiver. Wavelength conditioning products are used in optical networks along with DWDM multiplexers and demultiplexers, optical amplifiers, and re-configurable optical add drop multiplexers to provide the power control functions. Our wavelength conditioning products include the following:

- *Variable Optical Attenuators ("VOAs").* VOAs, are optical devices that reduce the power of the optical signal in DWDM networks to ensure that all optical signals within a network have desired power. The amount of power reduction of a particular optical signal can be adjusted to match the power of other optical signals in the network thereby enhancing network performance and service quality.

- *Variable Multiplexers.* Variable Multiplexers combine multiple ITU channel signals along with the function of adjusting the power level. The subsystems attenuate the power level of individual ITU signals to achieve equalization of the spectrum or blocking specific channels.

- *Dynamic Band Equalization Products.* Dynamic band equalization products monitor and adjust power levels of multiple bands of ITU channels. These subsystems separate multiple ITU channels into bands of channels, and then monitor and control the power levels of these bands through standard telecommunication interfaces such as RS232 and then combine these multiple bands onto a single fiber. They are used for power equalization in various parts of the network including metro and long haul.

Wavelength Performance Monitoring and Protection Products. The ability to monitor wavelengths within an optical network enables service providers to maintain quality of service even in the event of an interruption in the signal path, such as a cut in the fiber. It is significantly more difficult to monitor signal flow in optical systems as compared to electrical systems. Monitoring requires that optical signals be extracted from the fiber without interfering with the optical signal traveling through the same fiber.

We offer the following products that enable service providers to monitor network performance and make necessary decisions for traffic flow and network efficiency:

- *Supervisory Channel WDM.* Our supervisory channel WDM is an integrated component that separates the network supervisory channel from the signal channels for use in monitoring the network performance.

- *Integrated WDM Monitor Arrays.* Our integrated WDM monitor arrays convert optical signals into electrical signals for network wavelength selective power monitoring. This module combines multiple network power monitoring functions in a single module and integrates WDM filters and third-party photo detectors, a device supplied by other optical component manufacturers that receives a light signal in an optical network and converts it into an electrical signal. These integrated modules allow communications service providers to monitor whether or not signals are being transmitted properly through the network.

- *Integrated Tap Monitor Arrays.* Our integrated tap monitor arrays convert optical signals into electrical signals for network signal power monitoring. This module integrates a tap coupler, a device that splits the light power, and third-party photo detectors, a device supplied by other optical component manufacturers that receives a light signal in an optical network and converts it into an electrical signal. These integrated modules allow communications service providers to monitor whether or not optical signals are being transmitted properly through the network.

- *Optical Channel Monitors ("OCM").* Our OCM provides real-time feedback about system performance and adds intelligence to network element management. It uses a single third-party tunable optical filter to sweep through all optical channels, measures the filtered signal with a single photo detector, analyzes the measured spectrum with proprietary algorithm and reports the signal power, optical signal-to-noise ratio (OSNR), signal wavelength, signal modulate rate, and signal fidelity.

- *Wavelength Protection Subsystems.* Our multi-channel wavelength protection subsystems are integrated solutions that combine tap couplers, splitters, switches, electronics, firmware, software and third-party photo detectors. These subsystems integrate network switching protection functions and monitor optical signal quality such as optical power in response to unexpected disruption in the optical network. They provide redundant path protection with fast routing and switching with network fault management and diagnostic capability.

Optical Interconnect Products

The acquisition of Emit Technology Co., Ltd. ("Emit") in early 2010 enabled us to offer communications system equipment makers a broadened suite of precision-made, cost-effective and reliable optical connectivity products to establish multiple-use, quick pluggable fiber links among network devices for bandwidth deployment, as well as in a test and measurement environment for a wide range of system design and service applications.

Connectors and Adapters. Offered in different types and form factors to meet the varying application needs, optical connectors provide a precise and reliable means to terminate the fiber end, whereas adapters provide a pluggable solution for a pair of connectors to be physically coupled repeatedly at consistently low optical power loss.

Fixed Attenuators. Designed to reduce a pre-determined amount of light through the fiber to the exact level for added tolerance in system link budget, these in-line pluggable style fixed attenuators offer a compact, high accuracy solution for facile integration into existing systems.

Patchcords. These are simplex or duplex fiber optic cables assembled at various specified lengths and jacket ratings, and terminated with connectors of the same or different types at the two ends, providing light connectivity that endures environmental factors and human handling.

Termination and Distribution Enclosures. To ensure end-to-end signal integrity amid the increasing demand for better space utilization, this line of products offer a flexible economic solution in rack-, wall- or pole-mountable enclosures for organizing and protecting fiber terminations, splices and cable distribution featuring fiber bend radius control and strain/slack management in indoor and outdoor applications.

Transmission Products

The acquisition of Optical Communication Products, Inc. ("OCP") in 2007 and continuing product development have enabled us to offer a portfolio of transmission products that broaden the addressable markets as well as the range of solutions that we can now offer its customers. Our transmission products consists of a comprehensive line of high-performance fiber optic modules, including fiber optic transmitters, receivers, transceivers, and transponders, primarily for use in MAN, LAN, and FTTH applications. Fiber optic modules are integrated optoelectronic components and integrated circuits with embedded control and software that are used to enable network equipment to transmit data over long distance of optical fiber. Our transmission products convert electronic signals into optical signals and back into electronic signals often with build-in microcontroller based signal monitoring and conditioning, facilitating the transmission of information over fiber optic communication networks.

SFP Transceivers. Small form-factor pluggable, or SFP, transceivers are "hot-pluggable" optical transceivers that can be removed or inserted into the equipment without turning off the power of the system. This feature allows our customers to readily reconfigure their systems without interrupting their network services, thereby, eliminating system downtime during upgrades and maintenance. SFP Transceivers are for 4Gbps transmission speed or below. Our cam latches are color coded to provide the end-user with an easy way to identify module types in an installed system.

SFP+ Transceivers. Enhanced small form-factor pluggable, or SFP+, transceivers are similar products to SFP while delivering the signal at 6-10Gbps. It is also "hot-pluggable" that can be removed or inserted into the equipment without turning off the power of the system. They are initially deployed for 10Gbps LAN, SAN (storage area network) and datacenter applications. With most efficient measurement in Gbps per watt per cubic centimeters, they are increasingly deployed for broader range of applications, including MAN and WDM optical networking applications.

XFP Transceivers. 10 Gigabit small form-factor pluggable is a hot-pluggable, protocol-independent optical transceiver with build-in clock and data recovery circuits for 10 Gigabit per second SONET/SDH, Fiber Channel, gigabit Ethernet, 10 Gigabit Ethernet and other applications, including CWDM and DWDM optical networks. It includes digital diagnostics and the electrical interface specification is a portion of the XFP Multi Source Agreement specification.

CWDM Transceivers. Coarse wavelength division multiplexing, or CWDM, transceivers allow the aggregation of multiple channels of optical signals onto a single optical fiber by utilizing different wavelengths. The CWDM transceivers use lasers with wide channel wavelength spacing, typically 20 nm, which allows the equipment to achieve a lower overall system cost. This lower cost is the result of a lower transmitter cost with relaxed temperature and wavelength control, as well as a lower optical MUX/DMUX cost due to wider tolerance on the wavelength stability and bandwidth.

Our CWDM transceivers are available in all the common industry standard transceiver footprints of 1x9, 2x9, GBIC, SFF, SFP, XFP and SFP+, and provide up to 16 wavelength channels at nominally 1271nm, 1291nm, 1311nm, 1331nm, 1351nm, 1371nm, 1391nm, 1411nm, 1471 nm, 1491 nm, 1511 nm, 1531 nm, 1551 nm, 1571 nm, 1591 nm, and 1611 nm. They are available in a multi-rate format that allows operation at all speeds from 125 Mb/s Fast Ethernet up to 10Gb/s 10GbE and OC-192 SONET/SDH. Our CWDM transceiver products are available in industrial operating temperature option (-40 to +85 degrees Celsius).

Bi-Directional Transceivers. Bi-Directional transceivers allow full duplex transmission utilizing a single fiber. These transceivers incorporate lasers, receivers and optical filters, allowing simultaneous transmission and reception from a single port or a single fiber. The advantage of Bi-Directional transceiver modules is lower material cost, lower installation cost and lower operational cost for fiber installations, as a result of having to purchase, install, maintain, and administer fewer fibers.

Our Bi-Directional transceivers are available in industry standard pluggable modules (SFP) and are compliant to the industry standard known as EFM (Ethernet for First Mile). The data transmission rates cover 125Mbps to 2.5Gbps for Fast Ethernet, Gigabit Ethernet and SONET/SDH applications. Our Bi-Directional product families are available in an industrial operating temperature option (−40 to +85 degree Celsius).

DWDM Transceivers. Dense wavelength division multiplexing, or DWDM, transceivers allow the aggregation of great channel number of optical signals onto single fiber by utilizing different wavelengths with close spacing. The DWDM transceivers use lasers with narrow channel wavelength spacing, typically 0.8nm or 0.4nm. DWDM transceivers enable an optical transport system to increase the transmission capacity significantly over a single fiber.

Our DWDM transceivers are available in the SFP, XFP and SFP+ package, and provide up to 88 wavelength channels. DWDM SFP transceivers are available in a multi-rate format that allows operation at all speeds from 125Mb/s up to 2.5Gb/s and accommodate reaches up to 200km. DWDM XFP transceivers are available to support 10GbE and OC192 SONET data rate with or without forward error correction (FEC) at modulation speed up to 11.3Gbps. Both DWDM SFP and XFP transceivers are available for industrial temperature operation (−40 to +85 degree Celsius). DWDM SFP+ transceivers are available to support 10GbE applications with smallest size and lowest power dissipation among all 10Gbps transceivers.

Optical Supervisory Channel Transceivers. Optical supervisory channel transceiver is an optical transceiver operating at a pre-determined wavelength outside the EDFA band, and are used to transmit and receive optical channel monitoring messages between amplification and add/drop sites, and throughout the optical networking terminals.

GEPON Products. Our GEPON product offering supports optical network unit ("OLU") and optical line terminal ("OLT") applications. The GEPON modules transmit a duplex 1.25Gb/s optical signal over a single fiber between the OLT and ONU modules for both 10 kilometer and 20 kilometer transmission ranges. The OLT module transmits via a 1490nm laser source and the ONU unit transmits via a 1310nm laser source. We also offer "Turbo GEPON" transceivers that support 2x GbE data rate for increased bandwidth capacity.

40G/100G Transceiver Products. We are in development of state-of-the-art high-data rate transceiver products that enable transmission of optical signals at 40Gbps and 100Gbps over a single fiber. A typical 40G or 100G transceiver includes build-in wavelength division multiplexing of multiple channels of lower speed optical signals for the transmitter side, and demultiplexing of composite multiple channels of lower speed optical signals on the receiver side. With high-degree of integration of optical WDM components with optoelectronics devices, mixed-signal integrated circuits and embedded micro-controller, 40G/100G transceivers enable cost efficient deployment of high bandwidth networking systems.

Customers

We sell our products worldwide to telecommunications, data communications and cable TV equipment manufacturers around the globe. In certain cases, we sell our products to our competitors or other component manufacturers for their resale or integration into their own products. A small number of customers have accounted for a significant portion of our net revenue. Our top five customers, although not the same five customers for each period, together accounted for 50%, 45% and 52% of our revenues in fiscal 2013, 2012 and 2011, respectively. Tellabs Operations, Inc. ("Tellabs") and Hua Wei Technologies Co. Ltd. ("Huawei") each accounted for greater than 10% of our revenues in fiscal 2013, 2012 and 2011. We expect that the majority of our revenues will continue to depend on sales to a relatively small number of customers, although potentially not the same customers period to period. For further information, please see "Concentration of Credit Risk" under "Note 2 – Summary of Significant Accounting Policies" of Notes to Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K.

Backlog

We are substantially dependent upon orders we receive and fill on a short-term basis. We do not have contracts with our customers that provide any assurance of future sales, and sales are typically made pursuant to individual purchase orders, often with extremely short lead times, and which are frequently subject to revision or cancellation. Because of the possibility of changes in delivery or acceptance schedules, cancellations of orders, returns or price reductions, we do not believe that backlog is a reliable indicator of our future revenues.

Marketing, Sales and Customer Support

We market and sell our products through both direct sales and distribution channels. We use a global direct sales force based in the U.S. and Asia. Our direct sales force works with our product engineers, product marketing and sales operations teams, in an integrated approach to address our customers' current and future needs. We currently have outside sales representatives and distributors selling our products in India, Israel, Italy, Japan and South Korea.

Our marketing team promotes our products within the communications industry. We gather and analyze market research data with the intent to become a market-driven supplier that provides cost-effective, value-add solutions to our customer base. Our marketing professionals help us to identify and define next-generation products by working closely with our customers and our research and development engineers. They also coordinate our participation in trade shows and design and implement our advertising effort. Our website provides customers with a comprehensive listing of our broad product portfolio. We provide extensive technical support to our customers during their design and qualification process as well as ongoing post-sales support.

Research and Development

Our research and development activities are focused on enhancing our current optical communications products and developing new technologies and products to serve the current and next-generation communication markets. Our engineering team has extensive design, packaging, processing, electrical, mechanical, firmware and software experience in the fields of fiber optic components, integrated optic interfaces and systems.

Our primary research and development facilities are located in Fremont, California, Zhuhai, and Wuhan, China. We also perform product research and development at our facility in Hsinchu, Taiwan. Our research and development expense was $25.7 million, $22.4 million and $18.2 million in fiscal 2013, 2012 and 2011, respectively.

Manufacturing

We currently manufacture substantially all of our subsystems, modules and components at our manufacturing facilities in Zhuhai, China. We manufacture our optical interconnect products at our facility in Taipei, Taiwan. We perform thin film optical coating and precision optics manufacturing in Shanghai, China. We maintain a pilot line at our headquarters in Fremont, California. Our facility in the Zhuhai Free Trade Zone maintains complete in-house manufacturing capabilities including component and module design, integration, production and testing. We plan to continue to invest resources in manufacturing management, engineering and quality control. We also plan to continue to develop automated manufacturing systems to provide higher throughput, improve yields and reduce manufacturing costs.

We own our facility in the Zhuhai Free Trade Zone totaling approximately 787,000 square feet. Our facility in the Zhuhai Free Trade Zone is used for administration, manufacturing, research and development and employee living quarters. We own our manufacturing facility in Shanghai totaling approximately 46,000 square feet. We also own the Taipei facility totaling approximately 34,000 square feet which maintains complete in-house manufacturing capabilities for our optical interconnect products including product design, supply chain management, quality control, manufacturing and sales and marketing.

A number of critical raw materials used in manufacturing our products are acquired from single or limited source suppliers. The inability to obtain sufficient quantities of those materials may result in delays, increased costs and reductions in our product shipments.

We are subject to various federal, state and local laws and regulations relating to the storage, use, discharge and disposal of toxic or otherwise hazardous or regulated chemicals or materials used in our manufacturing processes. To date, such laws and regulations have not materially affected our capital expenditures, earnings or competitive position. We do not anticipate any material capital expenditures for environmental control facilities for the foreseeable future.

Quality

We have established a quality management system to assure that the products we provide to our customers meet or exceed industry standards. Oplink's products undergo rigorous qualification tests and studies and are conducted according to Telcordia standards. Oplink's ongoing reliability testing builds upon industry standards to establish continuous reliability improvements through intensive tests and performance measures. These systems are based on the international standard ISO 9001. Our U.S. headquarters are third-party certified to the ISO 9001-2008 standard and TL 9000 Telecommunications quality standard. Our manufacturing operations at Zhuhai, China are third-party certified to the ISO 9001-2008 standard, TL 9000 Telecommunications quality standard, and ISO 9001 and ISO 14001 environmental management standards.

Competition

The markets in which we sell our products are highly competitive. Our overall competitive position depends upon a number of factors, including:

- competitive pricing;
- the quality of our manufacturing processes and products;
- the breadth of our product line;
- offering short-lead times;
- availability, performance and reliability of our products;
- our ability to participate in the growth of emerging technologies;
- the ability to win designs through prototyping;
- established relationships with key customers;
- ability to provide technical design support;
- the compatibility of our products with existing communications networks;
- manufacturing capacity and capability; and
- our financial strength.

We believe that our principal competitors are the major manufacturers of optical subsystems and components, including both vendors selling to third parties and business divisions within communications equipment suppliers. The market for fiber optic modules is highly competitive and we expect competition to intensify in the future. Our primary competitors include Alliance Fiber Optic Products, Avago Technologies, DiCon Fiberoptics, Finisar Corporation ("Finisar"), Furukawa, JDS Uniphase Corporation, NEL Hitachi Cable, NeoPhotonics, Oclaro, Optoplex Corporation, Santec Corporation, Accelink, Photop Technologies/II-VI, O-Net, Source Photonics, Sumitomo Electric and numerous optical component manufacturers in China. We also face indirect competition from public and private companies providing non-fiber optic networking products that address the same networking needs that our products address.

Many of our current competitors and potential competitors have significantly greater financial, technical, sales and marketing resources than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, those of our competitors that have large market capitalization or cash reserves are in a much better position to acquire other companies in order to gain new technologies or products that may displace our products. Any of these potential acquisitions could give our competitors a strategic advantage. In addition, many of our competitors have much greater brand name recognition, more extensive customer bases, more developed distribution channels and broader product offerings than we do. These companies can use their broader customer bases and product offerings and adopt aggressive pricing policies to gain market share.

Intellectual Property

As of the filing date of this report, we have been granted 193 issued patents and have 16 patent applications pending with the U.S. Patent and Trademark Office for various technologies and products. The terms of our patents are computed in accordance with United States federal patent statutes. In general, this means that a patent will have a term expiring twenty years from its filing date. In addition, we currently have 27 issued patents and 11 pending patent applications in the People's Republic of China, 7 issued patents in Taiwan, 3 issued patents and 1 pending application in Canada, 1 issued patent and 2 pending applications in the European Union, and 1 pending application in Japan.

While we rely on patent, copyright, trade secret and trademark law and restrictions on disclosure to protect our technology, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are essential to establishing and maintaining a technology leadership position. We cannot assure you that others will not develop technologies that are similar or superior to our technology.

Protecting our intellectual property is critical to the success of our business. Despite our efforts to protect our proprietary rights, various unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products is difficult, and there can be no assurance that the steps taken by us will prevent misappropriation of our technology. Moreover, the laws of some foreign countries, including China, do not protect our proprietary rights as fully as in the United States.

Litigation regarding intellectual property rights is common in the optical communications industry. We cannot make any assurances that third parties will not claim infringement by us with respect to our technology. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could seriously harm our financial condition.

Employees

As of June 30, 2013, we had approximately 3,744 employees worldwide, with approximately 149 employees located in the United States. None of our employees in the United States are represented by a labor union. All of our employees in China are represented by a labor union formed on November 6, 2001, pursuant to the requirements of the China's Labor Union Law. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Financial Information About Geographic Areas

The geographic breakdown of revenues by customers' ship-to location is as follows (in thousands):

	Fiscal Year Ended		
	June 30, 2013	July 1, 2012	July 3, 2011
Revenues:			
United States	$ 68,199	$ 60,847	$ 66,270
China	49,388	40,793	41,678
Europe	20,792	25,662	30,252
Japan	13,507	15,938	19,320
Other	31,514	31,688	41,283
Total	$ 183,400	$ 174,928	$ 198,803

The breakdown of property, plant and equipment, net by geographical location is as follows (in thousands):

	June 30, 2013	July 1, 2012
China	$ 34,640	$ 35,100
United States	6,420	5,825
Taiwan	6,627	4,467
Total	$ 47,687	$ 45,392

Executive Officers

The following table sets forth certain information regarding our executive officers as of August 31, 2013:

Name	Age	Position
Joseph Y. Liu	62	Chairman and Chief Executive Officer
Peter Lee	39	President and Chief Operating Officer
Shirley Yin	45	Executive Vice President and Chief Financial Officer
River Gong	50	Executive Vice President, Worldwide Sales
Stephen M. Welles	45	Senior Vice President, General Counsel and Secretary

Joseph Y. Liu, one of our founders, served as our Chief Executive Officer from September 1999 to November 2001. He took the Company public in October 2000 and retired from the CEO position in 2001. In August 2002, Mr. Liu was re-appointed to serve as our CEO and has remained in that position since that time. Mr. Liu has served as a member of our Board of Directors since our inception in 1995, serving as Chairman of the Board from November 2001 to August 2002 and from November 2009 to present. Prior to founding the Company, Mr. Liu was General Partner at Techlink Technology Venturs and Chairman of Technlink Corp., a semiconductor equipment and technology company, for more than ten years. Prior to that, he spent more than five years working as a Semicondutor Processing/Equipment Engineer and Section Manager for Mostek, Motorola and National Semiconductor. Mr. Liu also served as a Board Member of BCD Semiconductor Manufacturing Ltd., a NASDAQ-listed analog semiconductor company, from September 2000 until its acquisition by Diodes, Inc. in March 2013. Mr. Liu received his B.S. in Chemical Engineering from CSU Taiwan and his M.S. in Industrial Engineering from Cal State University, Chico.

Peter Lee has served as our President since May 2013 and has served as our Chief Operating Officer since August 2008. Mr. Lee joined Oplink in August 2000 and held positions as Production Manager, Product Engineering Manager, Director of Product Engineering and since April 2005, Senior Director of Product Line Management ("PLM") and Operations. In May 2007, Mr. Lee was promoted to Vice President of Marketing and PLM, responsible for managing activities in PLM, manufacturing, research and development and strategic planning. Mr. Lee received his B.S. in Electrical Engineering from National Taiwan University and his M.S. in Electrical Engineering from Columbia University.

Shirley Yin has served as our Chief Financial Officer since August 2007 and has served as Executive Vice President since April 2010. Ms. Yin joined Oplink in June 2000 as our Accounting Manager and was promoted to Controller in October 2003. From July 2007 to August 2007, Ms. Yin held the position of Vice President, Finance, and Acting Chief Financial Officer. Before joining Oplink, Ms. Yin spent three years at PricewaterhouseCoopers as a Business Assurance Senior Associate. She is a Certified Public Accountant. Ms. Yin received a Bachelor of Economics in Business Management from Zhongshan University in China and her M.S. in Accountancy from the University of Southern California.

River Gong has served as our Executive Vice President of Worldwide Sales since May 2013. Ms. Gong was promoted to our Senior Vice President of Worldwide Sales in February 2003. From January 2001 to February 2003, Ms. Gong served as our Sr. Director of Sales, from May 1999 to January 2001 she was Director of Sales, and from January 1998 to May 1999 she was Sales Manager. Prior to joining Oplink, Ms. Gong was Division Manager and Sales Manager of MP Fiber Optics (now Global Opticom), a fiber optics company, from January 1995 to December 1997. Prior to that, she was an architect in China for five years. Ms. Gong received her B.S. in Architecture from Harbin Institute University.

Stephen M. Welles has served as our Senior Vice President, General Counsel and Secretary since May 2013. Mr. Welles joined the Company as our Vice President and General Counsel in May 2008. Mr. Welles was an associate and of counsel with Wilson Sonsini Goodrich & Rosati in Palo Alto, California from October 1999 to April 2008, and was an associate with Ropes & Gray in Boston, Massachusetts from September 1996 to September 1999. He received his J.D. from Georgetown University and a B.A. in Economics from Boston College.

Directors

The following table sets forth certain information regarding our directors as of August 31, 2013:

Name	Age	Position
Joseph Y. Liu	62	Chairman and Chief Executive Officer
Chieh Chang	61	Director
Tim Christoffersen	71	Director
Jesse W. Jack	77	Director
Hua Lee	61	Director

Joseph Y. Liu's biography is set forth above under "Executive Officers."

Chieh Chang has been a member of our Board of Directors since September 1995. Mr. Chang currently serves as the Vice President and Senior General Manager of Worldwide Analog Products at Diodes, Inc., a NASDAQ-listed semiconductor company. Prior to that, Mr. Chang was the Chief Executive Officer of BCD Semiconductor Manufacturing Ltd., a NASDAQ-listed analog device company, from September 2008 until its acquisition by Diodes in March 2013. Mr. Chang served on the board of directors of Genesis Microchip Inc., a NASDAQ-listed semiconductor company, from November 2004 until its acquisition by STMicroelectronics in January 2008. From February 2000 to February 2003, Mr. Chang served as Chief Executive Officer of Programmable Microelectronics Company, Inc., a fabless semiconductor design company, which later became Chingis Technology Corporation, and which was acquired by Integrated Silicon Solution, Inc., a NASDAQ-listed company, in September 2012. From April 1992 to August 1996, Mr. Chang was the Director of Technology at Cirrus Logic, Inc., a semiconductor company. Mr. Chang received his B.S. in Electrical Engineering from the National Taiwan University and his M.S. in Electrical Engineering from the University of California, Los Angeles.

Tim Christoffersen has been a member of our Board of Directors since November 2009. Mr. Christoffersen served on the board of directors of Genesis Microchip Inc. from August 2002 until January 2008. From June 2004 to April 2006, Mr. Christoffersen was Chief Financial Officer of Monolithic Power Systems, Inc. (MPS), a semiconductor company, and served on MPS's board of directors and as chairman of the board's audit committee from March 2004 to July 2004. Mr. Christoffersen served as a financial consultant to technology companies from 1999 to 2004. Prior to that, Mr. Christoffersen served as Chief Financial Officer of NeoParadigm Labs, Inc. from 1998 to 1999 and as Chief Financial Officer of Chips and Technologies, Inc. from 1994 to 1998. Mr. Christoffersen was Executive Vice President, Director and Chief Operating Officer of Resonex, Inc. from 1991 to 1992. From 1986 to 1991, Mr. Christoffersen held several managerial positions with Ford Motor Company. Mr. Christoffersen is a Phi Beta Kappa graduate of Stanford University where he earned a B.A. in Economics. He also holds a Master's degree in Divinity from Union Theological Seminary in New York City.

Jesse W. Jack has been a member of our Board of Directors since July 2002. Since January 2003, Mr. Jack has been self-employed as an attorney with The Law Offices of Jesse Jack. He is also the Vice President and General Counsel for I-Bus Corporation, a privately held company. From 1994 until January 2003, Mr. Jack was a partner in the law firm of Jack & Keegan, a California Limited Liability Partnership. Mr. Jack served on the board of directors of The Parkinson's Institute from 1988 through 2000. Mr. Jack received his B.S. from California State University, San Jose and his J.D. from Hastings College of Law.

Hua Lee has been a member of our Board of Directors since February 2006. Mr. Lee has been Professor of Electrical and Computer Engineering at the University of California, Santa Barbara since 1990. Prior to his tenure at the University of California, Santa Barbara, he was on the faculty of the University of Illinois at Urbana-Champaign. Mr. Lee received his B.S. degree in Electrical Engineering from the National Taiwan University, and M.S. and PhD in Electrical and Computer Engineering from the University of California, Santa Barbara.

Item 1A - Risk Factors

The following risk factors and other information included in this report should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we presently deem less significant may also impair our business operations. If any of the events or circumstances described in the following risk factors actually occurs, our business, operating results and financial condition could be materially adversely affected.

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider such risks and uncertainties, together with the other information contained in this report and in our other public filings. If any of such risks and uncertainties actually occurs, our business, financial condition or operating results could differ materially from the plans, projections and other forward-looking statements included in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report and in our other public filings. The following is a discussion that highlights some of these risks. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, operations or financial results.

We operate in a rapidly changing environment that involves many risks, some of which are beyond our control. The following is a discussion that highlights some of these risks. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, operations or financial results.

Our results of operations may fluctuate significantly from quarter to quarter, which may cause the price of our common stock to decline.

Our operating results have varied significantly from quarter to quarter in the past and may continue to fluctuate significantly in the future. Within the last two years, our revenue has fluctuated from a high of $49.3 million for the quarter ended June 30, 2013, our most recently completed quarter, to a low of $43.3 million for the quarter ended January 1, 2012, and our operating results have fluctuated from GAAP net income of $4.5 million for the quarter ended June 30, 2013 to a GAAP net loss of $5.2 million for the quarter ended July 1, 2012. The factors that are likely to cause these variations include, among others:

- an uncertain macro-economic climate, which could lead to reduced demand from our customers, increased price competition for our products, and increased risk of excess and obsolete inventories;
- declines in the average selling prices of our products;
- fluctuations in demand from datacom customers, which tends to be more volatile than demand from telecom customers;
- fluctuations in the mix of products sold during a quarter (for example, the percentage of total sales represented by lower margin products such as our ROADM products);
- special or non-recurring items that can significantly increase or decrease GAAP net income such as one-time tax benefits or charges, impairment charges or restructuring charges;
- changes in our effective tax rate;
- competitive factors in the fiber optic components and subsystems market, including introductions of new products, new technologies and product enhancements by competitors, consolidation of competitors, customers and service provider end users and pricing pressures;
- the ability of our manufacturing operations in China to timely produce and deliver products in the quantity and of the quality our customers require;
- our inability to cut costs quickly in the event of market or demand downturns, due to the fact that a high percentage of our expenses, including those related to manufacturing, engineering, research and development, sales and marketing and general and administrative functions, are fixed in the short term;
- the availability of materials and components used in our products or increases in the prices of these materials;
- our ability to develop, introduce, manufacture and ship new and enhanced optical networking products in a timely manner and in production quantities without defects or other quality issues; and
- costs associated with, and the outcomes of, any intellectual property or other litigation to which we may be a party.

Shifts in our product mix and continuous pricing pressure may result in declines in our gross margins.

Our gross profit margins have fluctuated from period to period, and these fluctuations are expected to continue in the future. Within the last two years, our gross profit margin has fluctuated from 37.1% in the quarter ended September 30, 2012 to 30.7% for the quarter ended April 1, 2012. Factors that may cause our margins to fluctuate include shifts in our products sold, decreases in average selling prices for our products, our ability to successfully develop new products, and our ability to manage manufacturing, labor and materials cost. We must purchase the primary components going into certain of our product families, including our ROADM products, from third party suppliers, which can limit our ability to improve gross margin on sales of such products. In addition, our industry has been characterized by declining product prices over time, and we are under continuous pressure to reduce our prices to increase or even maintain our market share.

We are subject to the cyclical nature of the telecommunications equipment market and any future downturn may reduce demand for our products and revenue.

The markets in which we compete are tied to the aggregate capital expenditures by carriers as they build out and upgrade their network infrastructure. These markets are highly cyclical and characterized by constant and rapid technological change, price erosion, evolving standards and wide fluctuations in product supply and demand. In the past, these markets have experienced significant downturns, often connected with, or in anticipation of, the maturation of product cycles - for both manufacturers' and their customers' products—and with declining general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.

Our historical results of operations have been subject to substantial fluctuations, and we may experience substantial period-to-period fluctuations in future results of operations. Any future downturn in the markets in which we compete could significantly reduce the demand for our products and therefore may result in a significant reduction in revenue. It may also increase the volatility of the price of our common stock. Our revenue and results of operations may be materially and adversely affected in the future due to changes in demand from individual customers or cyclical changes in the markets utilizing our products.

In addition, the communications networks industry from time to time has experienced and may again experience a pronounced downturn. To respond to a downturn, many carriers may slow their capital expenditures, cancel or delay new developments, reduce their workforces and inventories and take a cautious approach to acquiring new equipment, which would have a negative impact on our business. Weakness in the global economy or a future downturn in the communications networks industry may cause our results of operations to fluctuate from year-to-year, harm our business, and may increase the volatility of the price of our common stock.

Further, as the communications industry consolidates and realigns to accommodate technological and other developments, our customers and service provider end users may consolidate or align with other entities in a manner that may delay orders and harms our business. Our customers' continued outsourcing might result in their utilizing large well-established contract manufacturers to provide final system assembly, rather than utilizing us for final system assembly. We may therefore be required to provide lower level components to these contract manufacturers rather than final system assembly to our current customers, potentially resulting in reduced revenues and lower gross margins and profits. Furthermore, these contract manufacturers may seek other source of components, which could harm our operating results.

We expect volatility in our stock price, which could cause you to lose all or part of your investment.

We expect the market price of our common stock to fluctuate significantly. Within the last two years, the market price of our common stock has fluctuated from a recent intra-day high of $22.54 on August 9, 2013 to an intraday low of $11.97 on July 12, 2012. These fluctuations may occur in response to a number of factors, some of which are beyond our control, including:

- quarterly variations in our operating results;
- changes in financial estimates by securities analysts and/or our failure to meet estimates;
- changes in market values of comparable companies;
- announcements by our competitors or us of new products or of significant acquisitions, strategic partnerships or joint ventures;
- any loss by us of a major customer;

- economic fluctuations in the market for optical communications products, or in the telecommunications industry generally;
- the outcome of, and costs associated with, any litigation to which we are or may become a party;
- departures of key management or engineering personnel; and
- future sales of our common stock.

If we are unable to develop new products and product enhancements that achieve market acceptance, our revenues could decline, which would harm our operating results.

The market for our products is characterized by rapid technological change, new and improved product introductions, changes in customer requirements and evolving industry standards. Our future success will depend to a substantial extent on our ability to develop, introduce and support cost-effective new products and technologies on a timely basis.

Our failure to predict market needs accurately or to develop or obtain through acquisition new products or product enhancements in a timely manner may harm market acceptance and sales of our products. If the development of our products or any other future products takes longer than we anticipate, or if we are unable to develop and introduce these products to market, our revenues could suffer and we may not gain market share. Even if we are able to develop and commercially introduce new products, the new products may not achieve widespread market acceptance.

The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. Because the costs for research and development of new products and technology are expensed as incurred, such costs will have a negative impact on our reported net operating results until such time, if ever, that we generate revenue from products or technology resulting from such research and development. If we fail to develop and deploy new cost-effective products and technologies or enhancements of existing products on a timely basis, or if we experience delays in the development, introduction or enhancement of our products and technologies, our products may no longer be competitive, our revenue will decline and we may have inventory that may become obsolete or in excess of future customer demand. Furthermore, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Our failure to respond to product announcements, technological changes or industry changes in standards would likely prevent our products from gaining market acceptance and harm our competitive position.

We depend upon a small number of customers for a substantial portion of our revenues, and any decrease in revenues from, or loss of, these customers without a corresponding increase in revenues from other customers would harm our operating results.

We depend upon a small number of customers for a substantial portion of our revenues. Our dependence on orders from a relatively small number of customers makes our relationship with each customer critical to our business.

Our top five customers, although not the same five customers for each period, together accounted for 50%, 45% and 52% of our revenues in fiscal 2013, 2012 and 2011, respectively. Tellabs Operations, Inc. ("Tellabs") and Hua Wei Technologies Co. Ltd. ("Huawei") each accounted for greater than 10% of our revenues for the fiscal years ended June 30, 2013, July 1, 2012 and July 3, 2011. We expect that the majority of our revenues will continue to depend on sales to a relatively small number of customers.

We may not be the sole source of supply to our customers, and they may choose to purchase products from other vendors. The loss of one or more of our significant customers, our inability to successfully develop relationships with additional customers or future price reductions could cause our revenue to decline significantly. Our dependence on a small number of customers may increase if the fiber optic components and subsystems industry and our other target markets continue to consolidate.

We are devoting substantial resources to our Mobile Interactive business venture, which is a new and unproven business, and which might not be successful.

We are increasing our expenditures in our new business area referred to as Mobile Interactive or Internet of Things. The first product line from this venture is a remote interactive security and monitoring system for home and business. The process of developing a new business line involves considerable risk and uncertainty. As such, we can make no assurances that any of the products we launch from this business will be commercially successful. The risks we face in making this new business a success include the following:

- the risk that the products and services we offer fail to perform adequately, due to software bugs, networking issues, faulty installation by customers or other problems;

- the risk that we are misjudging the market opportunity for these new products and services;

- the risk that we will not be successful in developing an adequate sales channel for these new products and services;

- the risk that competition in the target markets is more intense than we anticipate; and

- the risk that our supply chain for components is unable to meet potential demand, thus limiting potential sales.

If we fail to adequately address any of these risks, our new Mobile Interactive venture may fail. As part of our ramp-up for our upcoming product launch from this venture, we are purchasing substantial amounts of inventory. If we are not successful in our product launch, we may need to write off some or this entire inventory, which would result in an immediate and substantial reduction to our net income for the period in which we record the write-off. We are also materially increasing our research and development and sales and marketing expenses for this new business venture, which may not result in corresponding new revenue, which would harm our operating results.

We depend on third parties to supply some of our key materials and components.

We depend on third parties to supply the materials and components we use to manufacture our products. A number of our third-party suppliers are currently experiencing capacity issues, and we are facing shortages and/or delays in the availability and delivery of materials and components. Difficulties in obtaining materials and components may delay or limit our product shipments, which could result in lost orders and/or our increased lead-times for delivering products to our customers. We obtain some of our key materials and components from a single or limited number of suppliers and generally do not have long-term supply contracts with them. We could also experience discontinuation of key components, price increases and late deliveries from our suppliers. In addition, some of our suppliers are competitors who may choose not to supply components to us in the future.

Our sales are mostly made pursuant to short-lead-time purchase orders, and therefore our revenue and financial results are difficult to predict.

We are substantially dependent on orders we receive and fill on a short-term basis. We do not have contracts with our customers that provide any assurance of future sales, and sales are typically made pursuant to individual purchase orders, often with extremely short lead times. Accordingly, our customers:

- may stop purchasing our products or defer their purchases on short notice;
- are free to purchase products from our competitors;
- are not required to make minimum purchases; and
- may cancel orders that they place with us on short notice.

As a result, we cannot rely on orders in backlog as a reliable and consistent source of future revenue. Moreover, our expense levels are based in part on our expectations of future revenue, and we may be unable to adjust costs in a timely manner in response to further revenue shortfalls. This can result in significant quarterly fluctuations in our operating results.

Our markets are highly competitive, some of our customers are also our competitors, and our other customers may choose to purchase our competitors' products rather than our products or develop internal capabilities to produce their own fiber optic modules.

The market for fiber optic components, modules and subsystems is highly competitive and we expect competition to intensify in the future. Our primary competitors include Alliance Fiber Optics Products, Avago Technologies, Oclaro, DiCon Fiberoptics, Sumitomo Electric, Finisar, Furukawa, NEL Hitachi Cable, NeoPhotonics, Source Photonics, Santec Corporation, JDS Uniphase Corporation, Accelink, Photop Technologies/II-VI, O-Net and numerous optical component manufacturers in China. We also face indirect competition from public and private companies providing non-fiber optic networking products that address the same networking needs that our products address.

Many of our current competitors and potential competitors have significantly greater financial, technical, sales and marketing resources than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, those of our competitors that have large market capitalization or cash reserves are in a much better position to acquire other companies in order to gain new technologies or products that may displace our products. Any of these potential acquisitions could give our competitors a strategic advantage. In addition, many of our competitors have much greater brand name recognition, more extensive customer bases, more developed distribution channels and broader product offerings than we do. These companies can use their broader customer bases and product offerings and adopt aggressive pricing policies to gain market share.

In addition, existing and potential customers may also become competitors. These customers have the internal capabilities to integrate their operations by producing their own optical modules or by acquiring our competitors or the rights to produce competitive products or technologies, which may allow them to reduce their purchases or cease purchasing from us.

We expect our competitors to introduce new and improved products with lower prices, and we will need to do the same to remain competitive. We may not be able to compete successfully against either current or future competitors with respect to new products. We believe that competitive pressures may result in price reductions, reduced margins, additional write down of inventory and our loss of market share.

Our cost advantage from having our manufacturing and most of our R&D in China may diminish over time due to increasing labor costs.

The labor market in China, particularly in the manufacturing-heavy Southeast region of China where our manufacturing facilities are located, has become more challenging for employers, and many companies are facing higher costs due to increased wages. We have recently increased our wage rates at our Zhuhai facility by more than 10% in fiscal 2013 and 2012 and 20% in fiscal 2011, respectively, due to government-mandated increases in minimum wage levels. We expect that we may be required to increase wages even more in the future due to market conditions and/or additional government mandates. If labor costs in China continue to increase, our gross margins and profit margins and results of operations may be adversely affected. In addition, our competitive advantage against competitors with manufacturing in traditionally higher cost countries would be diminished.

Resources devoted to research and development may not yield new products that achieve commercial success.

We are currently increasing our expenditures on research and development, with the goal of developing and introducing new products to serve our current market. The process of developing new products and a new business line entails considerable uncertainty. As such, we can make no assurances that any of the products we plan to develop will be commercially successful, and there is a substantial risk that our research and development expenditures will fail to generate any meaningful return of the investment of such resources.

If our liability for U.S. and foreign taxes is greater than we have anticipated and reserved for, our operating results may suffer.

We are subject to taxation in the United States and in foreign jurisdictions in which we do business, including China. We believe that we have adequately estimated and reserved for our income tax liability. However, our business operations, including our transfer pricing for transactions among our various business entities operating in different tax jurisdictions, may be audited at any time by the U.S., Chinese or other foreign tax authorities. In addition, we have estimated our U.S. tax liability assuming the benefit of substantial net operating loss carryforwards. As of June 30, 2013, we conducted an Internal Revenue Code Section 382 ("Sec. 382") analysis with respect to our net operating loss and credit carryforwards and determined that there was no limitation. It is possible that subsequent ownership changes may limit the utilization of these tax attributes.

A number of factors may adversely impact our future effective tax rates, such as:

- changes in the mix of earnings and losses in countries with differing statutory tax rates;
- changes in the tax laws of any of the countries in which we pay substantial taxes, including changes to tax rates or to transfer pricing standards, or more fundamental changes such as the various proposals that exist from time to time for U.S. international tax reform;
- changes in the valuation of our deferred tax assets and liabilities;
- changes in U.S. general accepted accounting principles;

- expiration or the inability to renew tax rulings or tax holiday incentives (such as the preferential 15% tax rate available to high technology companies in China, which we were granted in January 2012 and which expires at the end of calendar 2014); and
- the repatriation of non-U.S. earnings with respect to which we have not previously provided for U.S. taxes.
- A change in our effective tax rate due to any of these factors may adversely impact our future results from operations. Also, changes in tax laws could have a material adverse effect on our ability to utilize cash in a tax efficient manner.

We invest in companies for strategic reasons and may not realize a return on our investments.

We make investments in companies around the world to further our strategic objectives and support our key business initiatives. Such investments include equity securities of private companies, and many of these instruments are non-marketable at the time of our initial investment. These companies range from early-stage companies that are often still defining their strategic direction to more mature companies with established revenue streams and business models. The success of these companies is dependent on product development, market acceptance, operational efficiency, and other key business factors as well as their ability to secure additional funding, obtain favorable investment terms for future financings, or participate in liquidity events such as public offerings, mergers, and private sales. If any of these private companies fail, we could lose all or part of our investment in that company. If we determine that other-than-temporary decline in the fair value exists for an equity investment in a private company in which we have invested, we write down the investment to its fair value and recognize the related write-down as an investment loss.

When the strategic objectives of an investment have been achieved, or if the investment or business diverges from our strategic objectives, we may decide to dispose of the investment. We may incur losses on the disposal of our non-marketable investments. Additionally, for cases in which we are required under equity method accounting to recognize a proportionate share of another company's income or loss, such income or loss may impact our earnings. Gains or losses from equity securities could vary from expectations depending on gains or losses realized on the sale or exchange of securities, gains or losses from equity method investments, and impairment charges for equity and other investments.

Our ROADM Optical Switching and Routing product accounts for a significant portion of our revenues.

Our ROADM products account for a substantial portion of our revenues. Quarterly revenues from our ROADM products have fluctuated significantly, and we expect the fluctuations to continue. For example, in the last two years, our ROADM revenues fluctuated from a low of $4.5 million in the second quarter of fiscal 2012 to a high of $7.3 million in the fourth quarter of fiscal 2012. We expect the fluctuations in ROADM revenues to continue in the near and medium term.

There is intense competition in the industry to supply ROADM products to our customers. Currently, our ROADM product is sold primarily to one customer. We are not the sole source supplier for our customer, and we must compete with other suppliers for the business of our ROADM customer.

Further, because the primary components of our ROADM product are available from third party vendors, our competitors may be able to introduce additional competing ROADM products without significant expenditures of resources and without long delays to market. The vendors that provide the primary and critical component to our ROADM product could begin to compete with us by selling completed ROADM products or could be acquired by another company, which could result in us losing all of our current ROADM business.

We may be involved in intellectual property disputes in the future, which could divert management's attention, cause us to incur significant costs and prevent us from selling or using the challenged technology.

Participants in the communications and fiber optic components and subsystems markets in which we sell our products have experienced frequent litigation regarding patent and other intellectual property rights. Numerous patents in these industries are held by others, including our competitors. In addition, from time to time, we have become aware of the possibility or have been notified that we may be infringing certain patents or other intellectual property rights of others. Regardless of their merit, responding to such claims can be time consuming, divert management's attention and resources and may cause us to incur significant expenses. In addition, intellectual property claims against us could invalidate our proprietary rights and force us to do one or more of the following:

- obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all;
- stop selling, incorporating or using our products that use the challenged intellectual property;
- pay substantial monetary damages; or
- redesign the products that use the technology.

Any of these actions could result in a substantial reduction in our revenue and could result in losses over an extended period of time.

Our products may have defects that are not detected until full deployment of a customer's equipment, which could result in a loss of customers, damage to our reputation and substantial costs.

Our products are deployed in large and complex optical networks and must be compatible with other system components. Our products can only be fully tested for reliability when deployed in these networks for long periods of time. Our customers may discover errors, defects or incompatibilities in our products after they have been fully deployed and operated under peak stress conditions. Our products may also have errors, defects or incompatibilities that are not found until after a system upgrade is installed. Errors, defects, incompatibilities or other problems with our products could result in:

- loss of customers;
- loss of or delay in revenues;
- loss of market share;
- damage to our brand and reputation;
- inability to attract new customers or achieve market acceptance;
- diversion of development resources;
- increased service and warranty costs;
- legal actions by our customers; and
- increased insurance costs.

If our customers do not approve our manufacturing processes and qualify our products, we will lose significant customer sales and opportunities.

Customers generally will not purchase any of our products before they qualify them and approve our manufacturing processes and quality control system. If particular customers do not approve of our manufacturing processes, we will lose the sales opportunities with those customers.

Our customers typically expend significant efforts in evaluating and qualifying our products and manufacturing process prior to placing an order. This evaluation and qualification process frequently results in a lengthy sales cycle, typically ranging from nine to twelve months and sometimes longer. Generally, customers consider a wide range of issues before purchasing our products, including interoperation with other components, product performance and reliability. Even after this evaluation process, it is possible that a potential customer will not purchase our products. In addition, our customers' product purchases are frequently subject to unplanned processing and other delays, particularly with respect to larger customers for which our products represent a very small percentage of their overall purchase activity. If sales forecasts to specific customers are not realized, our revenue and results of operations may be negatively impacted. Long sales cycles may cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter, which could cause volatility in our stock price.

If we are unable to successfully integrate acquired businesses or technologies, our operating results may be harmed.

We have pursued and expect to continue to pursue acquisitions of businesses and technologies, or the establishment of joint venture arrangements, that could expand our business. The negotiation of potential acquisitions or joint ventures, as well as the integration of an acquired or jointly developed business or technology, could cause diversion of management's time and other resources or disrupt our operations. Future acquisitions could result in:

- additional operating expenses without additional revenues;
- potential dilutive issuances of equity securities;
- the incurrence of debt and contingent liabilities;
- intangible asset write-offs;
- other acquisition-related expenses; and
- cannibalization of product lines leading to revenue attrition.

Our acquisition of businesses or technologies will require significant commitment of resources. We may be required to pay for any acquisition with cash, but we cannot be certain that additional capital will be available to us on favorable terms, if at all. Potential acquisitions also involve numerous risks, including:

- problems assimilating the purchased operations, technologies or products;
- unanticipated costs associated with the acquisition;
- diversion of management's attention from our core business;
- adverse effects on existing business relationships with suppliers and customers;
- risks associated with entering markets in which we have no or limited prior experience; and
- potential loss of key employees of purchased organizations.

If we fail to effectively manage our manufacturing capability, produce products that meet our customers' quality requirements and achieve acceptable production yields in China, we may not be able to deliver sufficient quantities of products that meet all of our customers' order requirements in a timely manner, which would harm our operating results.

We manufacture substantially all of our products in our facilities in China. The quality of our products and our ability to ship products on a timely basis may suffer if we cannot effectively maintain the necessary expertise and resources to effectively manage our manufacturing activities in China.

Because manufacturing our products involves complex and precise processes and the majority of our manufacturing costs are relatively fixed, manufacturing yields are critical to our results of operations. Factors that affect our manufacturing yields include the quality of raw materials used to make our products, the quality of workmanship, the prior experience in manufacturing the specific product and our manufacturing processes. The inadvertent use by our suppliers in using defective materials could significantly reduce our manufacturing yields.

Changes in our manufacturing processes or those of our suppliers could also impact our yields. In some cases, existing manufacturing techniques, which involve substantial manual labor, may not allow us to meet our manufacturing yield goals cost-effectively so that we maintain acceptable gross margins while meeting the cost targets of our customers. We will need to develop new manufacturing processes and techniques that will involve higher levels of automation in order to increase our gross margins and help achieve the targeted cost levels of our customers. We may not achieve manufacturing cost levels that will allow us to achieve acceptable gross margins or fully satisfy customer demands. Additionally, our competitors are automating their manufacturing processes. If we are unable to achieve higher levels of automation and our competitors are successful, it will harm our gross margins. Additional risks associated with managing our manufacturing processes and capability in China include:

- our ability to procure the necessary raw materials and equipment on a timely basis;
- a potential lack of availability of qualified management and manufacturing personnel;
- our ability to maintain quality;
- our ability to effectively manage headcount, particularly if we undertake to expand our manufacturing operations; and
- our ability to quickly and efficiently implement an adequate set of financial controls to effectively track and control inventory levels and inventory mix and to accurately predict inventory requirements.

Communications equipment suppliers typically require that their vendors commit in advance to provide specified quantities of products over a given period of time. We may not be able to pursue many large orders from these suppliers if we do not have sufficient manufacturing capabilities to enable us to commit to provide them with their specified quantities of products. If we are unable to commit to deliver sufficient quantities of our products to satisfy a customer's anticipated needs, we likely will lose the order and the opportunity for significant sales to that customer for a lengthy period of time. Furthermore, if we fail to fulfill orders to which we have committed, we will lose revenue opportunities and our customer relationships may be harmed.

If we fail to predict our manufacturing requirements accurately, we could incur additional carrying costs and have excess and obsolete inventory or we could experience manufacturing delays, which could cause us to lose orders or customers.

We currently use historical data, a backlog of orders and estimates of future requirements to determine our demand for components and materials. We must accurately predict both the demand for our products and the lead time required to obtain the necessary components and materials. Lead times for components and materials vary significantly depending on factors such as the specific supplier, the size of the order, contract terms and demand for each component at a given time. As a result, we generally maintain high levels of inventories that periodically cause us to have excess and obsolete inventory. However, if we were to underestimate our purchasing requirements, manufacturing could be interrupted, resulting in delays in shipments, which could have an adverse effect on our revenues and margins.

We depend on key personnel to manage our business effectively in a rapidly changing market, and if we are unable to retain our key employees and hire additional personnel, our ability to sell our products could be harmed.

Our future success depends upon the continued services of our executive officers and other key engineering, finance, sales, marketing, manufacturing and support personnel. In addition, we depend substantially upon the continued services of key management personnel at our Chinese subsidiaries. In addition, we do not have "key person" life insurance policies covering any of our employees. Our loss of any key employee, the failure of any key employee to perform in his or her current position, or the inability of our officers and key employees to expand, train and manage our employee base may prevent us from executing our growth strategy.

Our ability to continue to attract and retain highly-skilled personnel will be a critical factor in determining whether we will be successful in the future. Competition for highly-skilled personnel is intense. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs.

We are exposed to currency rate fluctuations and exchange controls that could adversely impact our operating results.

Significant portions of our operations are conducted in currencies other than the United States dollar, particularly in Chinese Renminbi and the new Taiwan dollar. Our operating results are therefore subject to fluctuations in foreign currency exchange rates. Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, operating results and financial position. We will continue to experience foreign currency gains and losses.

Moreover, China's government imposes controls on the convertibility of Renminbi into foreign currencies and the remittance of currency out of China. Any shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiaries to obtain and remit sufficient foreign currency. Our business could be negatively impacted if we are unable to convert and remit our sales received in Renminbi into U.S. dollars.

If we are unable to protect our proprietary technology, our ability to succeed will be harmed.

Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology. We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. However, the steps we have taken may not prevent the misappropriation of our intellectual property, particularly in foreign countries, such as China, where the laws may not protect our proprietary rights as fully as in the United States. If we are unable to protect our proprietary technology, our ability to succeed will be harmed. We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights. These claims could result in costly litigation and the diversion of the attention of our technical and management personnel.

Our failure to comply with governmental regulations could subject us to liability. Laws could be enacted that increase the risks and costs to Oplink.

Failure to comply with a variety of federal, state and local laws and regulations in the United States, China and Taiwan could subject us to criminal, civil and administrative penalties.

Our products are subject to U.S. export control laws and regulations that regulate the export of products and disclosure of technical information to foreign countries and citizens. In some instances, these laws and regulations may require licenses for the export of products to, and disclosure of technology in, some countries, including China and Taiwan, and disclosure of technology to foreign citizens. We have generally relied on self-classification in determining whether an export license is required and have determined that export licenses are not required. As we develop and commercialize new products and technologies, the list of products and technologies subject to U.S. export controls changes, or in the event that the relevant export authorities disagree with the outcome of our self-classification, we may be required to obtain export licenses or other approvals with respect to those products and technologies and may possibly be subject to penalties under applicable laws. We cannot predict whether these licenses and approvals will be required and, if so, whether they will be granted. The failure to obtain any required license or approval could harm our business.

We ship inventory and other materials to and from our facilities in China and Taiwan and, as a result, are subject to various Chinese, Taiwanese and U.S. customs-related laws. Given the geographic distance and changing regulations and governmental standards, it can be difficult to monitor and enforce compliance with customs laws. Our customs practices in China have been reviewed by local governmental authorities in China and will be reviewed periodically in the future. The authorities may determine that additional duties must be paid or that certain of our practices must be changed. The U.S. Customs Service may also require us to revise product classifications from time to time with respect to various items imported into the United States. In such cases we may be required to pay any increase in customs duty to account for the difference in duty actually paid by Oplink and the duty owed under the amended product classification, and may also be subject to penalties under applicable laws.

We employ a number of foreign nationals in our U.S. operations and, as a result, we are subject to various laws related to the status of those employees with the Bureau of Citizenship and Immigration Services. We also send our U.S. employees to China and Taiwan from time to time and for varying durations of time to assist with our Chinese operations. Depending on the durations of such arrangements, we may be required to withhold and pay personal income taxes in respect of the affected U.S. employees directly to the Chinese and Taiwanese tax authorities, and the affected U.S. employees may be required to register with various Chinese and Taiwanese governmental authorities. If we fail to comply with the foregoing laws and regulations or any other applicable laws and regulations, we may incur liabilities.

In addition, we are subject to laws relating to the storage, use, discharge and disposal of toxic or otherwise hazardous or regulated chemicals or materials used in our manufacturing processes. While we believe that we are currently in compliance in all material respects with these laws and regulations, if we fail to store, use, discharge or dispose of hazardous materials appropriately, we could be subject to substantial liability or could be required to suspend or adversely modify our manufacturing operations.

Changes in existing financial accounting standards or practices may adversely affect our results of operations.

Changes in existing accounting rules or practices, new accounting pronouncements or varying interpretations of current accounting pronouncements could have a significant adverse effect on our results of operations or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective.

Disruption to commercial activities in the United States or in other countries, particularly in China and Taiwan, may adversely impact our results of operations, our ability to raise capital or our future growth.

We derive a substantial portion of our revenues from customers located outside the United States and substantial portions of our operations are located in China and Taiwan. Our international operations expose us to a number of additional risks associated with international operations, including, without limitation:

- disruptions to commercial activities or damage to our facilities as a result of natural disasters (such as earthquakes, floods and typhoons), political unrest, war, terrorism, labor strikes, and work stoppages;

- disruptions of telecommunications networks due to natural disasters;

- difficulties and costs of staffing and managing foreign operations with personnel who have expertise in optical network technology;

- unexpected changes in regulatory or certification requirements for optical systems or networks;

- disruptions in the transportation of our products and other risks related to the infrastructure of foreign countries;

- economic instability;

- any future outbreak of severe acute respiratory syndrome, avian influenza and other epidemics or illnesses; and

- power shortages at our manufacturing facilities in China, which may lead to production delays.

To the extent that such disruptions interfere with our commercial activities, our results of operations could be harmed.

Substantially all of Oplink's manufacturing operations are located in China and are subject to the laws and regulations of China. Our operations in China may be adversely affected by changes in the laws and regulations of China, such as those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. China's central or local governments may impose new, stricter regulations or interpretations of existing regulations, which would require additional expenditures. Our results of operations and financial condition may be harmed by changes in the political, economic or social conditions in China.

Provisions of our charter documents and Delaware law and other arrangements may have anti-takeover effects that could prevent any change in control, which could negatively affect your investment.

Provisions of Delaware law and of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions permit us to:

- issue preferred stock with rights senior to those of the common stock without any further vote or action by the stockholders;

- provide for a classified board of directors;

- eliminate the right of the stockholders to call a special meeting of stockholders;

- eliminate the right of stockholders to act by written consent; and

- impose various procedural and other requirements, which could make it difficult for stockholders to effect certain corporate actions.

In addition, on September 13, 2012, our Board of Directors adopted a share purchase rights plan, which has certain additional anti-takeover effects. Specifically, the terms of the plan provide for a dividend distribution of one preferred share purchase right for each outstanding share of common stock. These rights would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. Any of the foregoing provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We own the following facilities as of June 30, 2013:

- We own our building in Fremont, California, totaling approximately 51,000 square feet. The building is our headquarters and is used for administration, sales and marketing, and research and development.

- We own our facility in the Zhuhai Free Trade Zone, China, totaling approximately 787,000 square feet. Our facility in the Zhuhai Free Trade Zone is our principal manufacturing center and is also used for administration, research and development, and employee living quarters.
- We own our facility in Taipei, Taiwan, totaling approximately 34,000 square feet which is used to maintain complete in-house manufacturing capabilities for our optical interconnect products including product design, supply chain management, quality control, manufacturing and sales and marketing.
- We own our facility in Shanghai, China, totaling approximately 46,000 square feet which is used for manufacturing, administration, and research and development.
- We also own a 61,000 square feet research and development facility in Wuhan, China, of which 20,000 square feet is currently leased to third parties.

In addition to these properties, we lease an approximately 11,200 square feet facility in Hsinchu, Taiwan for research and development. The lease expires on December 31, 2013. We also lease smaller facilities in Taiwan and China, which are used for research and development, sales and marketing and supply chain management.

We believe that our facilities are currently adequate for our purposes. We believe that suitable additional or replacement spaces, if needed, will be available in the future on commercially reasonable terms.

Item 3. Legal Proceedings

None.

Item 4. Mine Safety Disclosures

None.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Registrant's Common Equity

Our common stock has been quoted on the NASDAQ Stock Market under the symbol "OPLK" since our initial public offering in October 2000. Prior to that time, there was no public market for our common stock. The following table sets forth the range of high and low closing sale prices for our common stock for each period indicated:

	High	Low
Fiscal 2013		
First quarter	$ 17.02	$ 12.38
Second quarter	16.32	14.50
Third quarter	16.85	15.17
Fourth quarter	18.51	15.89
Fiscal 2012		
First quarter	$ 18.77	$ 14.24
Second quarter	17.68	14.30
Third quarter	19.42	15.74
Fourth quarter	17.41	12.28

As of August 25, 2013, there were approximately 60 stockholders of record of our common stock and a substantially greater number of beneficial owners. We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Stock Performance Graphs and Cumulative Total Return

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on the NASDAQ Composite and the NASDAQ Telecommunications Index for each of the last five fiscal years ended June 30. Our fiscal year ends on a different day each year because our year ends on the Sunday closest to June 30 of each calendar year. However, for convenience, the amounts shown below are based on a June 30 fiscal year end. "Total return," for the purpose of this graph, assumes an investment of $100 at the beginning of such period and the reinvestment of any dividends. The comparison in the graphs below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Oplink Communications, Inc., the NASDAQ Composite Index, and the NASDAQ Telecommunications Index
$250
$200
$150
$100
$50
$0
6/08
6/09
6/10
6/11
6/12
6/13
Oplink Communications, Inc.
NASDAQ Composite
NASDAQ Telecommunications
*$100 invested on 6/30/08 in stock or index, including reinvestment of dividends.
Fiscal year ending June 30.

Cumulative Total Return

		2008		2009		2010		2011		2012		2013
Oplink Communications, Inc.	$	100.00	$	118.75	$	149.27	$	193.85	$	140.94	$	180.94
NASDAQ Composite	$	100.00	$	80.56	$	93.30	$	124.28	$	132.47	$	155.74
NASDAQ Telecommunications	$	100.00	$	72.78	$	78.16	$	83.66	$	74.73	$	88.44

Repurchases of Equity Securities

On October 27, 2011, we announced that our Board of Directors approved a program to repurchase up to $40 million of our outstanding common shares. In fiscal 2012, we repurchased 0.6 million shares at an average price of $14.30 per share for a total purchase price of $8.4 million under this program. In fiscal 2013, we repurchased 0.6 million shares at an average price of $14.35 per share for a total purchase price of $7.9 million. As of June 30, 2013, approximately $23.7 million was available for future purchase under this share repurchase program. Repurchases under the program will be made in open market or privately negotiated transactions in compliance with the Securities and Exchange Commission Rule 10b-18, subject to market conditions, applicable legal requirements and other factors.

Equity Compensation Plan Information

Information regarding our equity compensation plans, including both stockholder approved plans and non-stockholder approved plans, will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Stockholders under the caption "Equity Compensation Plan Information," and is incorporated by reference into this report.

Item 6. Selected Financial Data

The data set forth below are qualified in their entirety by reference to, and should be read in conjunction with Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Part II, Item 8, "Financial Statements and Supplementary Data" contained elsewhere in this Annual Report on Form 10-K.

Consolidated Statement of Operations Data

(in thousands, except per share data)	Fiscal Year Ended				
	June 30, 2013	July 1, 2012	July 3, 2011	June 27, 2010 (3)	June 28, 2009
Revenues	$ 183,400	$ 174,928	$ 198,803	$ 138,809	$ 143,732
Gross profit	66,328	56,162	69,670	44,171	32,662
Research and development	25,746	22,400	18,235	11,158	11,799
Legal settlement(1)	--	3,317	--	--	--
Impairment charge	--	--	--	--	10,829
Operating income (loss)	15,187	5,507	27,494	11,857	(14,815)
Benefit (provision) for income taxes (2)	(4,504)	(8,628)	20,478	(1,645)	(2,074)
Net income (loss)	13,371	(2,582)	48,516	11,079	(13,823)
Basic net income (loss) per share	$ 0.70	$ (0.13)	$ 2.44	$ 0.54	$ (0.67)
Diluted net income (loss) per share	$ 0.69	$ (0.13)	$ 2.32	$ 0.51	$ (0.67)
Weighted average shares:					
Basic	19,080	19,302	19,922	20,699	20,589
Diluted	19,388	19,302	20,945	21,631	20,589

(1) In fiscal 2012, we recorded a $3.3 million patent litigation settlement with Finisar.

(2) Fiscal 2012 included an $8.1 million income tax provision related to the implementation of the international structure in the fourth quarter of fiscal 2012. Fiscal 2011 included a $22.6 million income tax benefit related to the release of our valuation allowance in the fourth quarter of fiscal 2011.

(3) We acquired approximately 94.1% of the outstanding shares of Emit Technology Co., Ltd. ("Emit") in fiscal 2010. The number of additional Emit's outstanding shares purchased in fiscal 2011 was immaterial. We did not purchase any additional Emit's outstanding shares in fiscal 2013 and 2012. As a result, fiscal year 2010 included financial results from Emit since the acquisition date while fiscal 2013, 2012 and 2011 had a full year of financial results from Emit.

Consolidated Balance Sheet Data

(in thousands)	June 30, 2013	July 1, 2012	July 3, 2011	June 27, 2010	June 28, 2009
Cash, cash equivalents and short-term and long-term investments	$ 174,150	$ 176,221	$ 186,733	$ 160,343	$ 168,656
Working capital	217,699	204,914	248,619	182,606	188,750
Total assets	325,171	305,189	320,804	259,598	249,947
Long-term liabilities	10,225	8,858	6,852	4,923	3,492
Total stockholders' equity	$ 283,201	$ 272,132	$ 290,362	$ 228,649	$ 228,027

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding our anticipated revenues, gross margins and expense levels for future periods, and other statements reflecting our expectations, beliefs, intentions or future strategies that are signified by the words "expect," "anticipate," "intend," "believe," "estimate" or "assume" or similar language. All forward-looking statements included herein are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should also carefully consider the information set forth under the caption "Risk Factors" contained in Item 1A above in addition to the information contained in this Item 7. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The following discussion of our financial condition and results of operations should be read in conjunction with "Item 6. Selected Financial Data" and our consolidated financial statements and related notes thereto in "Item 8. Financial Statements and Supplementary Data."

Overview

We design, manufacture and sell optical networking components and subsystems. Our products expand optical bandwidth, amplify optical signals, monitor and protect wavelength performance, redirect light signals, ensure bandwidth distribution connectivity and provide signal transmission and reception within an optical network. Our products enable greater and higher quality bandwidth over longer distances, which reduces network congestion and transmission cost per bit. Our products also enable optical system manufacturers to provide flexible and scalable bandwidth to support the increase of data traffic on the Internet and other public and private networks.

We offer our customers design, integration and optical manufacturing solutions ("OMS") for the production and packaging of highly-integrated optical subsystems and turnkey solutions, based upon a customer's specific product design and specifications. We also offer solutions with lower levels of component integration for customers that place more value on flexibility than would be provided with turnkey solutions.

Our fiscal year ends on the Sunday closest to June 30. Fiscal years 2013 and 2012 consisted of 52 weeks. Fiscal 2011 was a 53-week fiscal year, one week more than a typical fiscal year. The extra week was included in the first quarter of fiscal 2011.

Revenues. We generate substantially all of our revenues from the sale of fiber optic components and subsystems. Our products are generally categorized into the four following major groups: (1) bandwidth creation products, which include wavelength expansion and optical amplification products; (2) bandwidth management products, which include optical switching products and wavelength performance monitoring and protection products; (3) transmission products, which include fiber optic transmitters, receivers, transceivers and transponders; and (4) optical interconnect products, which include signal connectivity and distribution products.

Cost of Revenues. Our cost of revenues consists of raw material, salaries including stock-based compensation expense and related personnel expenses, manufacturing overhead, provisions for excess and obsolete inventories, amortization of intangible assets, and warranty costs. We expect cost of revenues, as a percentage of revenues, to fluctuate from period to period. Our gross margins will primarily be affected by mix of products sold, salaries and related personnel expenses, manufacturing volume, pricing policies, production yield, costs incurred in improving manufacturing processes, provisions for excess and obsolete inventories and warranty costs.

Research and Development Expenses. Our research and development expenses consist primarily of salaries including stock-based compensation expense and related personnel costs, depreciation, non-recurring engineering charges and prototype costs, patent filing costs and fees paid to consultants and outside service providers, all of which relate to the design, development, testing, pre-manufacturing and significant improvement of our products. We expense our research and development costs as they are incurred.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of salaries including stock-based compensation expense and related expenses for marketing, sales, customer service and application engineering support personnel, commissions paid to internal and external sales representatives, as well as costs associated with trade shows and other marketing expenses.

General and Administrative Expenses. Our general and administrative expenses consist primarily of salaries including stock-based compensation expense and related expenses for executive, finance, accounting, and human resources personnel, professional fees and other corporate expenses.

Use of Estimates and Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. On an ongoing basis, we evaluate our estimates, including those related to product returns, accounts receivable, inventories, tangible and intangible assets, warranty obligations, stock-based compensation, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. These estimates and judgments are reviewed by management on an ongoing basis and by the Audit Committee at the end of each quarter prior to the public release of our financial results. We believe the following critical accounting policies, and our procedures relating to these policies, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

We have identified the policies below as critical to our business operations and understanding of our financial condition and results of operations. A critical accounting policy is one that is both material to the presentation of our consolidated financial statements and requires us to make difficult, subjective or complex judgments that could have a material effect on our financial condition and results of operations. These policies may require us to make assumptions about matters that are highly uncertain at the time of the estimate, and different estimates that we could have used, or changes in the estimate that are reasonably likely to occur, may have a material impact on our financial condition or results of operations. Our critical accounting policies cover the following areas:

Revenue Recognition and Product Returns

We recognize revenue from product sales upon delivery of the product or customer acceptance, whichever is later, provided that persuasive evidence of an arrangement exists, delivery has occurred and no significant obligations remain, the fee is fixed or determinable and collectibility is reasonably assured. Revenue related to the sale of consignment inventory at vendor managed locations is not recognized until the product is pulled from inventory stock by the customer. We also estimate future product returns and reduce our revenue by these estimated future returns. These estimates are based on historical sales returns. If the historical data we use to calculate these estimates does not properly reflect future returns, revenue could be reduced in the future.

Depreciation Expenses

Depreciation expenses are computed using the straight-line method based upon the useful lives of the assets. Estimated useful lives of 20 to 50 years are used for buildings, 5 to 20 years are used for building improvements and 5 to 6 years are used for manufacturing and engineering equipment. Estimated useful lives of 3 to 5 years are used for computer hardware and software. In addition, we have land occupancy rights for a period of 50 years. Leasehold improvements are amortized using the straight-line method based upon the shorter of the estimated useful lives or the lease term of the respective assets. Land and construction in progress are not depreciated. Improvements and betterments are capitalized if they extend the useful life of the asset. Repair and maintenance costs are charged to expense as incurred. Net gain or loss on sale and disposal of fixed assets is recognized in the period which the gain or loss occurs.

Accrued Warranty

We provide reserves for the estimated cost of product warranties at the time revenue is recognized based on historical experience of known product failure rates and expected material and labor costs to provide warranty services. We generally provide a one-year warranty on our products. Additionally, from time to time, specific warranty accruals may be made if unforeseen technical problems arise. Alternatively, if estimates are determined to be greater than the actual amounts necessary, we may reverse a portion of such provisions in future periods.

Allowance for Doubtful Accounts

Our accounts receivable are derived from revenue earned from customers located in the United States, Canada, Europe, China, Japan and other countries. We perform ongoing credit evaluations of our customers' financial condition and currently require no collateral from our customers. We maintain an allowance for doubtful accounts for estimated losses in anticipation of the inability or unwillingness of customers to make required payments. When we become aware that a specific customer is unable to meet its financial obligations, such as the result of bankruptcy or deterioration in the customer's operating results or financial position, we record a specific allowance equal to the amount due to reflect the level of credit risk in the customer's outstanding receivable balance. We are not able to predict changes in the financial condition of customers, nor are we able to predict whether a customer experiencing financial difficulties will ultimately pay us the amounts owed. If the condition or circumstances of our customers deteriorates, estimates of the recoverability of trade receivables could be materially affected and we may be required to record additional allowances, which would negatively affect our operating results in that period. Alternatively, if our estimates are determined to be greater than the actual amounts necessary, we may reverse a portion of such allowance in future periods based on actual collection experience, which would positively increase our operating results in future periods.

Excess and Obsolete Inventory

We regularly assess the valuation of inventories and write down those inventories which are obsolete or in excess of forecasted usage to their estimated realizable value. Estimates of realizable value are based upon our analysis and assumptions including, but not limited to, forecasted sales levels by product, expected product lifecycle, product development plans and future demand requirements. If market conditions are less favorable than our forecast or actual demand from customers is lower than our estimates, we may be required to record additional inventory write-downs. At the point of write down, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase inventory write-downs, and our gross margin could be adversely affected. If demand is higher than expected, we may sell inventories that had previously been written down as was the case in fiscal 2013, 2012 and 2011. In such instances, our gross margins were positively impacted by the utilization of previously reserved inventory of $3.9 million, $4.6 million and $5.4 million in fiscal 2013, 2012 and 2011, respectively.

Investments

We determine the appropriate classification of our investments in marketable securities at the time of purchase and reevaluate such designation as of each balance sheet date. Our marketable securities may be classified as either held-to-maturity or available-for-sale. Held-to-maturity securities represent those securities that we have both the intent and ability to hold to maturity and are carried at amortized cost. Available-for-sale securities represent those securities that do not meet the classification of held-to-maturity or trading securities and are carried at fair value. Should a decline in the fair value of an individual security or securities be judged to be other than temporary, the cost basis of the security would be written down to fair value and the amount of the write-down would be accounted for as a realized loss. Factors considered in determining whether a loss is temporary include the magnitude of the decline in market value, the length of time the fair value has been below the cost basis of the security, our ability and intent to hold the security for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the security, and whether a credit loss exists.

Long-Lived Assets

We evaluate the recoverability of the carrying value of property, plant and equipment and identifiable intangible assets, whenever certain events or changes in circumstances indicate that the carrying amount may not be recoverable. These events or circumstances include, but are not limited to, a prolonged industry downturn, a significant decline in our market value, or significant reductions in projected future cash flows. In assessing the recoverability of long-lived assets, we generally compare the carrying value to the undiscounted future cash flows the assets are expected to generate. If the total of the undiscounted future cash flows is less than the carrying amount of the assets, we would write down such assets based on the excess of the carrying amount over the fair value of the assets. Fair value is generally determined by calculating the discounted future cash flows using a discount rate based upon our weighted average cost of capital, and specific appraisal in certain instances. Significant judgments and assumptions are required in the forecast of future operating results used in the preparation of the estimated future cash flows, including long-term forecasts of the amounts and timing of overall market growth and our percentage of that market, groupings of assets, discount rate and terminal growth rates. Changes in these estimates could have a material adverse effect on the assessment of long-lived assets, thereby requiring us to write down the assets. There was no impairment charge related to long-lived assets recorded in fiscal 2013, 2012 and 2011.

Goodwill

Goodwill represents the excess of the consideration paid for a business acquisition over the fair value of net tangible and intangible assets acquired. We perform an impairment assessment on an annual basis during the fourth fiscal quarter or more frequently if we believe indicators of impairment exist. The events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. If the assessment concludes that it is more likely than not that the fair value is more than its carrying value, goodwill is not considered impaired and we are not required to perform the two-step goodwill impairment test. Otherwise, we must perform the first step of the goodwill impairment test, which compares the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not considered impaired and we are not required to perform additional testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the goodwill impairment test to determine the implied fair value of the reporting unit's goodwill. If we determine during this second step that the carrying value of a reporting unit's goodwill exceeds its implied fair value, we record an impairment loss equal to the difference.

Application of the goodwill impairment test requires us to make estimates and assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment. We performed our annual impairment assessment of the goodwill in the fourth quarter of fiscal 2013 and determined that it was more likely than not that the fair value of the reporting unit exceeded the carrying value. As such, we concluded that performing the first step of the goodwill impairment test was not necessary and goodwill was not impaired. During the fourth quarter of fiscal 2012 and 2011, we completed our annual impairment assessments and concluded that goodwill was not impaired in any of these years.

Fair Value Accounting

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

The fair value of our Level 1 financial assets is based on quoted prices in active markets for identical underlying securities and generally include money market funds. Determining fair value for Level 1 instruments generally does not require significant management judgment.

The fair value of our Level 2 financial assets is based on inputs observable for the underlying securities other than quoted prices included within Level 1 and generally include United States Treasury securities, United States government agency debt securities, certificates of deposit, commercial paper, and corporate bonds. These Level 2 instruments require more management judgment and subjectivity compared to Level 1 instruments which include determining which instruments are most similar to the instrument being priced, determining whether the market is active and determining which model-derived valuations are to be used when calculating fair value. We do not hold any financial assets or liabilities measured at fair value using Level 3 inputs, which requires significant management judgment.

Income Taxes

We account for income taxes under the liability method, which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial statement reported amounts, and for net operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance against deferred tax assets when it is more likely than not that such assets will not be realized.

As a multinational corporation, we are subject to taxation in the United States and in foreign jurisdictions. The taxation of our business is subject to the application of multiple and sometimes conflicting tax laws and regulations as well as multinational tax conventions. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide earnings or losses, the tax regulations and tax holidays in each geographic region, and the availability of tax credits and carryforwards. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, and the evolution of regulations and court rulings. Consequently, taxing authorities may impose tax assessments or judgments against us that could materially impact our tax liability and our effective income tax rate.

We are subject to income tax audits by the respective tax authorities in all of the jurisdictions in which we operate. The determination of tax liabilities in each of these jurisdictions requires the interpretation and application of complex and sometimes uncertain tax laws and regulations. We recognize liabilities for uncertain tax positions based on the provisions of ASC Topic 740, "Income Taxes" ("ASC 740"). If we ultimately determine that the payment of such a liability is not necessary, then we reverse the liability and recognize a tax benefit during the period in which the determination is made that the liability is no longer necessary. We recognize accrued interest and penalties related to unrecognized tax benefit as a component of provision for income taxes in the consolidated statement of operations. For further information, please see "Note 11 – Income Taxes" of Notes to Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K.

Stock-based Compensation

In accordance with the provision of ASC Topic 718, "Compensation-Stock Compensation" ("ASC 718"), we measure and recognize compensation expense for all stock-based payments awards, including employee stock options, restricted stock units and rights to purchase shares under employee stock purchase plans, based on their estimated fair value and recognize the costs in the financial statements over the employees' requisite service period.

The fair value of employee restricted stock units is equal to the market value of our common stock on the date the award is granted. We estimate the fair value of employee stock options and the right to purchase shares under the employee stock purchase plan using the Black-Scholes valuation model. Black-Scholes valuation model requires the input of highly subjective assumptions, including the expected term of options and the expected price volatility of the stock underlying such options. In addition, we are required to estimate the number of stock-based awards that will be forfeited due to employee turnover.

We estimate the expected term of stock option granted based on our analysis of the stock option exercise experience. Historical volatility is used in estimating the fair value of our stock-based awards. The interest rate is based on the average U.S. Treasury interest rate over the expected term during the applicable quarter. We have not paid, nor do we have current plans to pay dividends on our common stock in the foreseeable future. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of our stock-based compensation expense. We expense the estimated fair value to earnings on a straight-line basis.

Results of Operations for Fiscal 2013, 2012 and 2011

Revenues

	Years Ended				Years Ended			
	June 30, 2013	**July 1, 2012**	**Change**	**Percentage Change**	**July 1, 2012**	**July 3, 2011**	**Change**	**Percentage Change**
	(In thousands, except percentages)							
Revenues..........	$ 183,400	$ 174,928	$ 8,472	4.8%	$ 174,928	$ 198,803	$ (23,875)	(12.0)%

Revenue increased $8.5 million in fiscal 2013 compared to fiscal 2012. The increase was primarily due to an increase in revenues in our transmission and conditioning and monitoring products as a result of the ramp up of new products. Partially offsetting these increases was a decrease in revenues in amplifier and routing and switching products as a result of lower unit shipments and average selling price erosion in fiscal 2013 compared to fiscal 2012.

Revenues decreased $23.9 million in fiscal 2012 compared to fiscal 2011. The decrease was primarily attributable to decreased unit shipments in ROADM optical switching and routing products and multiplexer products. A decline in average selling prices also contributed to the decrease in revenues in fiscal 2012 compared to fiscal 2011. The decreases in unit shipments and average selling price were driven by the softness in the telecommunications market. Partially offsetting these decreases was an increase in revenues from our transmission products, optical amplification products and monitoring and conditioning products due to increased demand from our customers.

Historically, a relatively small number of customers have accounted for a significant portion of our revenue. Our top five customers, although not the same five customers for each period, together accounted for 50%, 45% and 52% of our revenues in fiscal 2013, 2012 and 2011, respectively. We expect that the majority of our revenues will continue to depend on sales to a relatively small number of customers.

Gross Profit

	Years Ended		Change	Percentage Change	Years Ended		Change	Percentage Change
	(In thousands, except percentages)							
	June 30, 2013	July 1, 2012			July 1 , 2012	July 3, 2011		
Gross profit............	$ 66,328	$ 56,162	$ 10,166	18.1%	$ 56,162	$ 69,670	$ (13,508)	(19.4)%
Gross profit margin	36.2%	32.1%			32.1%	35.0%		

Gross profit increased in fiscal 2013 compared to fiscal 2012 was primarily due to higher revenues, lower material costs and, lower amortization expense of intangible assets as certain intangible assets acquired from previous acquisitions were fully amortized. Partially offsetting these increases was an increase in manufacturing overhead expenses due to higher employee compensation expenses in China and lower utilization of previously reserved inventory. Gross profit was positively impacted by sales of previously reserved inventory of $3.9 million and $4.6 million in fiscal 2013 and 2012, respectively.

Our gross profit margin increased in fiscal 2013 compared to fiscal 2012 was primarily due to lower material costs as a percentage of revenues, partially offset by lower utilization of previously reserve inventory as a percentage of revenues.

Gross profit decreased in fiscal 2012 compared to fiscal 2011 was primarily driven by lower revenues and higher manufacturing overhead expenses and increased labor costs resulting from increased employee salary in China, and decreased utilization of previously reserved inventory partially offset by lower amortization expense of intangible assets as certain intangible assets acquired from previous acquisitions were fully amortized. The gross profit was positively impacted by the sale of previously reserved inventory of $4.6 million and $5.4 million in fiscal 2012 and 2011, respectively.

The decrease in gross profit margin in fiscal 2012 compared to fiscal 2011 was primarily driven by higher manufacturing overhead expense, increased labor costs as a percentage of revenues and lower utilization of previously reserved inventory. Partially offsetting these decreases was a decrease in amortization expense of intangible assets as a percentage of revenues.

Research and Development

	Years Ended		Change	Percentage Change	Years Ended		Change	Percentage Change
	June 30, 2013	July 1, 2012			July 1, 2012	July 3, 2011		
	(In thousands, except percentages)							
Research and development..	$ 24,337	$ 21,038	$ 3,299	15.7%	$ 21,038	$ 16,874	$ 4,164	24.7%
Stock-based compensation ..	1,409	1,362	47	3.5%	1,362	1,361	1	0%
Total expenses	$ 25,746	$ 22,400	$ 3,346	14.9%	$ 22,400	$ 18,235	$ 4,165	22.8%

Research and development expenses increased $3.3 million in fiscal 2013 compared to fiscal 2012. The increase was primarily due to higher salary and other employee related compensation expenses resulting from an increase in headcount. Higher patent related legal fees, equipment expenses and travel expenses also contributed to the increase year over year.

Research and development expenses increased $4.2 million in fiscal 2012 compared to fiscal 2011. The increase was primarily due to higher salary and other employee related compensation expenses as a result of an increase in headcount, higher equipment expenses, R&D material and consulting expenses as we increased development efforts to bring new products to market.

We believe that developing customer solutions at the prototype stage is critical to our strategic product development objectives. We further believe that, in order to meet the changing requirements of our customers, we will need to fund investments in several concurrent product development projects and to assign more employees to these projects. In addition, we intend to devote more resources to development of new products to serve our current market as well as products for expansion into new markets. As a result, we expect our research and development expenses in fiscal 2014 will increase compared to fiscal 2013. The research and development process can be expensive and prolonged and entails considerable uncertainty. As such, we can make no assurances that any of the products we plan to develop will be commercially successful, and there is a substantial risk that our research and development expenditures will fail to generate any meaningful return of the investment of such resources.

Sales and Marketing

	Years Ended		Change	Percentage Change	Years Ended		Change	Percentage Change
	June 30, 2013	July 1, 2012			July 1, 2012	July 3, 2011		
	(In thousands, except percentages)							
Sales and marketing	$ 13,900	$ 10,992	$ 2,908	26.5%	$ 10,992	$ 10,024	$ 968	9.7%
Stock-based compensation	2,034	2,119	(85)	(4.0)%	2,119	1,820	299	16.4%
Total expenses	$ 15,934	$ 13,111	$ 2,823	21.5%	$ 13,111	$ 11,844	$ 1,267	10.7%

Sales and marketing expenses increased $2.8 million in fiscal 2013 compared to fiscal 2012. The increase was primarily due to higher salary and other employee related compensation expenses attributable to an increase in headcount. In addition, travel and other professional service expenses increased year over year. We expect sales and marketing expenses in fiscal 2014 will increase compared to fiscal 2013 primarily resulting from the continued increase in headcount.

Sales and marketing expenses increased $1.3 million in fiscal 2012 compared to fiscal 2011. The increase was primarily due to an increase in salary and other employee related compensation expenses attributable to an increased headcount and an increase in stock-based compensation expense. The increase in stock-based compensation expense in fiscal 2012 compared to fiscal 2011 was primarily due to additional grants to new and existing employees.

General and Administrative

	Years Ended		Change	Percentage Change	Years Ended		Change	Percentage Change
	June 30, 2013	July 1, 2012			July 1, 2012	July 3, 2011		
	(In thousands, except percentages)							
General and administrative	$ 8,709	$ 9,559	$ (850)	(8.9)%	$ 9,559	$ 8,532	$ 1,027	12.0%
Stock-based compensation	2,040	1,957	83	4.2%	1,957	1,954	3	0.2%
Total expenses	$ 10,749	$ 11,516	$ (767)	(6.7)%	$ 11,516	$ 10,486	$ 1,030	9.8%

General and administrative expenses decreased $0.8 million in fiscal 2013 compared to fiscal 2012. The decrease was primarily due to lower consulting service expenses and lower legal expenses as we settled the patent litigation with Finisar. in December 2011, partially offset by increases in salary and other employee compensation expenses and facility expenses.

General and administrative expenses increased $1.0 million in fiscal 2012 compared to fiscal 2011. The increase was primarily due to higher salary and higher legal expenses related to patent litigation with Finisar.

Legal settlement

On December 14, 2011, we and our subsidiary, Optical Communications Products, Inc. ("OCP") entered into a Settlement and Cross License Agreement with Finisar, which resolved and settled all pending litigation between the parties and their respective affiliates. As part of the settlement, we paid $4.0 million in fiscal 2012 to Finisar for a fully paid-up license to the Finisar patents asserted against us in the various lawsuits and granted a license to Finisar to our patents asserted against Finisar in the various lawsuits. All legal proceedings initiated by each party in all jurisdictions were dismissed. We determined that the portion of the $4.0 million attributable to past damage was approximately $3.3 million and was included in general and administrative expenses on our consolidated statements of operations in fiscal 2012. The remaining amount of $0.7 million was recorded as a prepaid royalty and is being amortized as cost of revenues over the period which we expect to benefit from the patents beginning in January 2012. In fiscal 2013 and 2012, $0.1 million and $49,000 was amortized as cost of revenues. As of June 30, 2013 and July 1, 2012, $0.1 million was included in prepaid and other current assets and $0.4 million and $0.5 million was included in other assets on our consolidated balance sheets.

Amortization of Acquired Intangible Assets

	Years Ended		Change	Percentage Change	Years Ended		Change	Percentage Change
	June 30, 2013	July 1, 2012			July 1, 2012	July 3, 2011		
	(In thousands, except percentages)							
Amortization of acquired intangible assets	$ 502	$ 1,308	$ (806)	(61.6)%	$ 1,308	$ 4,004	$ (2,696)	(67.3)%

Amortization of intangible assets decreased $0.8 million in fiscal 2013 compared to fiscal 2012 and decreased $2.7 million in fiscal 2012 compared to fiscal 2011. The decrease was primarily due to intangible assets from certain acquisitions becoming fully amortized.

Net Gain on Sale and Disposal of Property and Equipment

	Years Ended		Change	Percentage Change	Years Ended		Change	Percentage Change
	June 30, 2013	July 1, 2012			July 1, 2012	July 3, 2011		
	(In thousands, except percentages)							
Net gain on sale and disposal of property and equipment	$ 1,647	$ 353	$ 1,294	366.6%	$ 353	$ 148	$ 205	138.5%

Net gain on sale and disposal of assets increased $1.3 million in fiscal 2013 compared to fiscal 2012. The increase was primarily attributable to gains recognized from the sales of facilities in San Jose, California and Taiwan in fiscal 2013, while we had no such transactions in fiscal 2012. Net gain on sale and disposal of assets increased $0.2 million in fiscal 2012 compared to fiscal 2011.

Interest Income and Other, Net

	Years Ended		Change	Percentage Change	Years Ended		Change	Percentage Change
	June 30, 2013	July 1, 2012			July 1, 2012	July 3, 2011		
	(In thousands, except percentages)							
Interest income and other, net	$ 2,688	$ 539	$ 2,149	398.7%	$ 539	$ 544	$ (5)	(0.9)%

Interest income and other, net increased $2.1 million in fiscal 2013 compared to fiscal 2012. The increase was due to a gain of $1.8 million recognized from the sales of equity securities in fiscal 2013 and a gain recognized related to the release of an accrued liability associated with the OCP acquisition in fiscal 2007 while we had no such transactions in fiscal 2012. In addition, the foreign currency gain increased in fiscal 2013 compared to fiscal 2012.

Interest income and other, net was flat in fiscal 2012 compared to fiscal 2011, as a decrease in interest income was offset by a decrease in currency exchange loss and an increase in other income in fiscal 2012. The decrease in interest income in fiscal 2012 was attributable to lower average interest rates and lower cash and investment balances during fiscal 2012 compared to fiscal 2011.

Benefit (Provision) for Income Taxes. We recorded an income tax provision of $4.5 million in fiscal 2013, a decrease of $4.1 million compared to fiscal 2012. The decrease was primarily attributable to the deferred tax implications of the transfer of certain intercompany liabilities. As a result of the transfer, certain deferred tax assets will not be realized by the U.S. entity. Excluding the impact of the transfer, our tax provision for fiscal 2012 would have been approximately $0.5 million, $4.0 million lower than fiscal 2013. The increase was due primarily to increased global earnings partially offset by a disproportionately higher amount of earnings realized in countries that have lower statutory tax rates.

We recorded an income tax provision of $8.6 million in fiscal 2012 and an income tax benefit of $20.5 million in fiscal 2011. The income tax benefit in fiscal 2011 was attributable to the release of the valuation allowance of $22.6 million. Excluding the impact of the valuation allowance release in fiscal 2011 and the impact of the transfer of certain intercompany liabilities in fiscal 2012, our provision for income taxes decreased $1.6 million from fiscal 2011 to fiscal 2012. The decrease was primarily due to lower earnings in fiscal 2012 compared to fiscal 2011.

We account for deferred taxes under ASC Topic 740, "Income Taxes" ("ASC 740") which involves weighing positive and negative evidence concerning the realizability of our deferred tax assets in each jurisdiction. After considering evidence such as historical financial results, the sources of future taxable income and tax planning strategies, in the fourth quarter of fiscal 2011 we concluded that a valuation allowance was no longer required for the U.S. federal deferred tax assets and a portion of our state deferred tax assets. Therefore, we released the valuation allowance against the U.S. federal deferred tax assets and a portion of the state deferred tax assets at the end of fiscal year 2011.

At June 30, 2013, we had approximately $40.9 million of federal and $61.8 million of state net operating loss carryforwards. In fiscal 2013, we conducted an Internal Revenue Code Section 382 ("Sec. 382") analysis with respect to our net operating loss and credit carryforwards and determined that there was no limitation. It is possible that subsequent ownership changes may limit the utilization of these tax attributes.

We are subject to income tax audits by the respective tax authorities in all of the jurisdictions in which we operate. The determination of tax liabilities in each of these jurisdictions requires the interpretation and application of complex and sometimes uncertain tax laws and regulations. We recognize liabilities for uncertain tax positions based on the provisions of ASC 740. If we ultimately determine that the payment of such a liability is not necessary, then we reverse the liability and recognize a tax benefit during the period in which the determination is made that the liability is no longer necessary. For further information, please see "Note 11 - "Income Taxes" of Notes to Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K.

Quarterly Results of Operations

The following table presents our operating results for the last eight quarters. The information for each of these quarters is unaudited but has been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and the related notes. These operating results are not necessarily indicative of the results of any future period.

	Three Months Ended			
	Jun. 30, 2013	**Mar. 31, 2013**	**Dec. 30, 2012**	**Sept. 30, 2012**
	(In thousands, except per share data) (Unaudited)			
Revenues	$ 49,293	$ 44,124	$ 45,099	$ 44,884
Cost of revenues	31,774	28,474	28,570	28,254
Gross profit	17,519	15,650	16,529	16,630
Operating expenses:				
Research and development	7,201	6,647	6,086	5,812
Sales and marketing	4,230	4,006	3,710	3,988
General and administrative	2,709	2,644	2,535	2,861
Amortization of acquired intangible assets	86	91	91	91
Net gain on sale and disposal of property and equipment	(1,377)	(258)	(5)	(7)
Total operating expenses	12,849	13,130	12,417	12,745
Operating income	4,670	2,520	4,112	3,885
Interest income and other, net	1,809	201	412	266
Income before income taxes	6,479	2,721	4,524	4,151
Income taxes	(1,978)	(670)	(1,068)	(788)
Net income	$ 4,501	$ 2,051	$ 3,456	$ 3,363
Net income per share:				
Basic	$ 0.24	$ 0.11	$ 0.18	$ 0.18
Diluted	$ 0.23	$ 0.11	$ 0.18	$ 0.17
Shares used in per share calculation:				
Basic	19,105	19,029	19,107	19,080
Diluted	19,390	19,252	19,277	19,425

	Three Months Ended			
	July 1, 2012	April 1, 2012	Jan. 1, 2012	Oct. 1, 2011
	(In thousands, except per share data) (Unaudited)			
Revenues	$ 44,245	$ 43,978	$ 43,328	$ 43,377
Cost of revenues	29,062	30,470	29,977	29,257
Gross profit	15,183	13,508	13,351	14,120
Operating expenses:				
Research and development	5,649	6,024	5,383	5,344
Sales and marketing	3,682	3,319	2,962	3,148
General and administrative	2,410	2,267	3,407	3,432
Legal settlement	--	--	3,317	--
Amortization of acquired intangible assets	91	91	166	316
Net loss (gain) on sale and disposal of equipment	13	19	(8)	(377)
Total operating expenses	11,845	11,720	15,227	11,863
Operating income (loss)	3,338	1,788	(1,876)	2,257
Interest income and other, net	131	93	202	113
Income (loss) before benefit (provision) for income taxes	3,469	1,881	(1,674)	2,370
Benefit (provision) for income taxes	(8,639)	977	181	(1,147)
Net income (loss)	$ (5,170)	$ 2,858	$ (1,493)	$ 1,223
Net income (loss) per share:				
Basic	$ (0.27)	$ 0.15	$ (0.08)	$ 0.06
Diluted	$ (0.27)	$ 0.14	$ (0.08)	$ 0.06
Shares used in per share calculation:				
Basic	19,117	19,200	19,185	19,707
Diluted	19,117	19,795	19,185	20,349

Our revenues and operating results are likely to vary significantly from quarter to quarter and, as a result, we believe that quarter-to-quarter comparisons of our operating results will not be meaningful. You should not rely on our results for any one quarter as an indication of our future performance. Many of the factors that are likely to cause our quarterly results to vary are discussed in Part I, Item 1A "Risk Factors".

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through issuances of equity. As of June 30, 2013, we had cash, cash equivalents, short-term and long-term investments of $174.2 million, a decrease of $2.0 million compared to fiscal 2012. We had no outstanding debt at June 30, 2013 and July 1, 2012. We believe that our current cash, cash equivalents and short-term and long-term investment balances will be sufficient to meet our operating and capital requirements for at least the next 12 months. We may use cash and cash equivalents from time to time to fund our acquisition of businesses and technologies. We may be required to raise funds through public or private financings, strategic relationships or other arrangements. We cannot assure you that such funding, if needed, will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise capital when needed could harm our ability to pursue our business strategy and achieve and maintain profitability.

Fiscal 2013

Our operating activities provided cash of $19.6 million in fiscal 2013, a decrease of $4.0 million, compared to fiscal 2012. The net cash provided by operating activities in fiscal 2013 was primarily attributable to a net income of $13.4 million adjusted by non-cash items of $11.7 million, partially offset by the decrease of $5.5 million in working capital. Non-cash items in fiscal 2013 included $7.2 million in depreciation and amortization, $5.8 million in stock-based compensation expense, $1.6 million in net gain on sale and disposal of property and equipment, $1.8 million in gain on sale of equity securities and $1.1 million in deferred income tax. Net cash used by working capital related items was $5.5 million in fiscal 2013, primarily driven by an increase in inventory of $9.2 million and an increase in accounts receivable of $7.3 million, partially offset by an increase in accounts payable of $7.3 million, an increase in accrued liabilities of $1.0 million, a decrease in prepayment and other assets of $1.2 million and an increase in income tax payable of $1.4 million.

The increase in inventory in fiscal 2013 was primarily attributable to an increase in material purchases in anticipation of future revenue increase. In order to maintain an adequate supply of product for our customers, we must carry a certain level of inventory. Our inventory level may vary based primarily upon orders received from our customers, our forecast of demand for these products and lead-time for materials. These considerations are balanced against risk of obsolescence or potentially excess inventory levels. We generally expect the level of inventory to vary from one period to another as a result of changes in the level of sales.

The increase in accounts receivable in fiscal 2013 was primarily due to higher revenue in fiscal 2013 compared to fiscal 2012 and timing of shipments. In addition, the increase in shipments to customers who have longer payment terms also contributed to the accounts receivable increase. Days sales outstanding ("DSO") as of June 30, 2013 and July 1, 2012 was 74 days and 71 days, respectively. We typically bill customers on an open account basis with net thirty to ninety day payment terms. We would generally expect the level of accounts receivable at the end of any quarter to reflect the level of sales in that quarter and to change from one period to another in a direct relationship to the change in the level of sales. Our level of accounts receivable would increase if shipments are made closer to the end of the quarter, if customers delayed their payments, or if we offered extended payment terms to our customers, both of which are more likely to occur during challenging economic times when our customers may have difficulty gaining access to sufficient credit on a timely basis.

The increase in accounts payable was due to a timing of payments to our vendors and an increase in our inventory purchases in fiscal 2013 compared to fiscal 2012.

Our investing activities used cash of $30.1 million in fiscal 2013 as a result of purchases of investments of $163.9 million, partially offset by cash proceeds from sales and maturities of investments of $142.5 million. In addition, we used $11.2 million to purchase equipment in fiscal 2013 and used $5.7 million to purchase a facility in San Jose, California in the second quarter of fiscal 2013 which was sold for $6.0 million in the third quarter of fiscal 2013. We also received $3.4 million cash from the sale a facility in Taipei, Taiwan in the fourth quarter of fiscal 2013. Furthermore, we paid $1.1 million for a small business acquisition in fiscal 2013. We expect our capital expenditure of approximately $14 million to $16 million in fiscal 2014.

Our financing activities used $5.9 million of cash in fiscal 2013 due to $8.4 million cash used to repurchase our common stock, $1.0 million in tax withholding payments related to net share settlements of restricted stock units, partially offset by $3.5 million cash proceeds from the exercise of employee stock options and the issuance of stock under our employee stock purchase plan.

Fiscal 2012

Our operating activities provided cash of $23.6 million in fiscal 2012, a decrease of $12.1 million, compared to fiscal 2011. The net cash provided by operating activities in fiscal 2012 was primarily attributable to a net loss of $2.6 million adjusted by non-cash charges of $22.2 million and changes in net working capital of $4.0 million. Non-cash charges in fiscal 2012 included $7.7 million in depreciation and amortization, $5.8 million in stock-based compensation expense and $9.2 million of deferred income tax. Net cash provided by working capital related items was $4.0 million in fiscal 2012, primarily driven by a decrease in inventory of $6.4 million, a decrease in accounts receivable of $2.0 million, partially offset by an increase in prepayment and other assets of $2.4 million and a decrease in income tax payable of $1.1 million.

The decrease in inventory in fiscal 2012 was primarily attributable to a decrease in revenues and our efforts to align our inventory levels to meet current and future demand. The decrease in accounts receivable in 2012 was primarily due to the decreased shipments in the fourth quarter of fiscal 2012 compared to the fourth quarter of fiscal 2011. Days sales outstanding ("DSO") as of July 1, 2012 and July 3, 2011 was 71 days and 59 days, respectively. The increase in prepaid and other assets in fiscal 2012 was primarily due to increases in balance of bankers' acceptance notes, employee benefits related receivable and prepaid license fees resulting from the litigation settlement with Finisar.

Our investing activities provided cash of $28.2 million due to sales and maturities of available for sale investments of $248.9 million and proceeds from sales of equipment of $0.4 million partially offset by purchases of available-for-sale and held-to-maturity investments of $208.8 million and purchases of property and equipment of $12.1 million. In addition, we used $0.2 million to purchase non-marketable equity securities in fiscal 2012. We expect our capital expenditure of approximately $10 million to $12 million in fiscal 2013.

Our financing activities used cash of $23.2 million due to $26.4 million cash used to repurchase our common stock and $1.2 million in tax withholding payments related to net share settlements of restricted stock units partially offset by $4.2 million cash proceeds from the exercise of employee stock options and the issuance of stock under our employee stock purchase plan and $0.2 million related to excess tax benefit from share-based compensation.

Fiscal 2011

Our operating activities provided cash of $35.7 million in fiscal 2011 as a result of a net income of $48.5 million in fiscal 2011 increased by $9.3 million in non-cash charges of depreciation and amortization, $5.6 million in non-cash stock-based compensation expenses, and other non-cash items of $0.3 million, partially offset by a change in deferred income taxes of $22.9 million as a result of valuation allowance release, and a decrease in cash of $5.0 million as a result of a net change in assets and liabilities.

The change in net assets and liabilities was primarily the result of an increase in accounts receivable of $4.4 million, an increase in inventory of $2.3 million and a decrease in accounts payable of $2.5 million, partially offset by an increase in accrued liabilities and other liabilities of $0.8 million, an increase in income tax payable of $1.6 million and a decrease in prepaid expenses, other current assets and other assets of $1.8 million.

Accounts receivable used $4.4 million of cash primarily due to higher shipments in fiscal 2011 compared to fiscal 2010 and improvement in our collection. Days sales outstanding ("DSO") as of July 3, 2012 and June 27, 2010 was 59 days and 77 days, respectively. Inventory used $2.3 million of cash in fiscal 2011 primarily due to an increased level of inventory purchases as a result of higher shipments. Prepaid expenses, other current assets and other assets provided $1.8 million mainly reflecting a decrease in the balance of bankers' acceptance notes. Accounts payable used $2.5 million of cash in fiscal 2011, largely due to the change in the level of inventory purchase and a timing of payments to our vendors.

Our investing activities used cash of $26.0 million in fiscal 2011 as a result of purchases of available-for-sale investments of $185.7 million and purchases of equipment of $11.9 million, partially offset by sales and maturities of available-for-sale and held-to-maturity investments of $171.3 million and equipment sales of approximately $0.3 million. Approximately $4.6 million of our property and equipment purchases was prepayments for our facilities in China.

Our financing activities provided $1.8 million of cash in fiscal 2011 due to $19.0 million in proceeds from issuance of common stock in connection with the exercise of stock options and purchase of our common stock through our employee stock purchase plan, partially offset by cash used for the repurchases of our common stock of $17.2 million.

Off-Balance-Sheet Arrangements

As of June 30, 2013, we did not have any off-balance-sheet financing arrangements and have never established any special purpose entities.

Contractual Obligations

Our contractual obligations as of June 30, 2013 have been summarized below (in thousands):

	Payments Due by Period				
(in thousands)	**Total**	**Less Than 1 Year**	**1-3 Years**	**4-5 Years**	**Thereafter**
Purchase obligations	$ 27,160	$ 27,005	$ 155	$ --	$ --
Operating leases	195	152	43	--	--
Capital expenditure	3,764	3,764	--	--	--
Total	$ 31,119	$ 30,921	$ 198	$ --	$ --

Recent Accounting Pronouncements

For further information, please see "Note 2 - Summary of Significant Accounting Policies" of Notes to Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk related to fluctuations in interest rates, in foreign currency exchange rates and marketable and non-marketable equity security prices as follows:

Interest Rate Exposure

The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in are subject to market risk. To minimize this risk, we maintain our portfolio of cash equivalents and investments primarily in highly liquid debt instruments of commercial paper, money market funds, government and non-government debt securities and corporate bonds. We invest our excess cash in short-term and long term investments to utilize higher yields generated by these investments. The majority of these investments pay a fixed rate of interest. Investments in both fixed rate and floating rate interest earning securities carry a degree of interest rate risk. We do not hold any instruments for trading purposes. As of June 30, 2013 and July 1, 2012, the gross unrealized losses on our debt instruments classified as available-for-sale and held-to-maturity securities were immaterial. We have the intent and the ability to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the initial cost of the investments. We expect to realize the full value of all of these investments upon maturity. In addition, we do not believe that we will be required to sell these securities to meet our cash or working capital requirements or contractual or regulatory obligations. Therefore, we have determined that the gross unrealized losses on our debt securities as of June 30, 2013 and July 1, 2012 were temporary in nature. However, liquidating investments before maturity could have a material impact on our interest income. Declines in interest rates could have a material impact on interest income for our investment portfolio.

The following table summarizes our investment in debt securities (in thousands, except percentages):

	Carrying Value at June 30, 2013	**Average Rate of Return at June 30, 2013 (Annualized)**	**Carrying Value at July 1, 2012**	**Average Rate of Return at July 1, 2012 (Annualized)**
Investment Securities:				
Cash equivalents – fixed rate	$ 8,031	0.05%	$ 16,979	0.14%
Cash equivalents – variable rate	26,080	0.03%	23,856	0.07%
Short-term investments – fixed rate	102,905	0.31%	71,855	0.31%
Long-term investments – fixed rate	3,307	0.50%	9,606	0.57%
Total	$ 140,323		$ 122,296	

Foreign Currency Exchange Rate Exposure

We operate in the United States, primarily manufacture in China, and the majority of our sales to date have been made in U.S. dollars. The majority of expenses from our China operations are incurred in the Chinese Renminbi ("RMB"). As a result, currency fluctuations between the U.S. dollar and the RMB could cause foreign currency transaction gains or losses that we would recognize in the period incurred. A 10% fluctuation in the dollar at June 30, 2013 and July 1, 2012 would have an immaterial impact on our net dollar position in outstanding trade receivables and payables.

We use the U.S. dollar as the reporting currency for our consolidated financial statements. Any significant revaluation of the RMB may materially and adversely affect our results of operations upon translation of our Chinese subsidiaries' financial statements into U.S. dollars. We generate a significant amount of our revenue in RMB and the majority of our labor and manufacturing overhead expenses are in RMB. Additionally, a significant portion of our operating expenses are in RMB. Therefore, a fluctuation in RMB against the U.S. dollar could impact our gross profit, gross profit margin and operating expenses upon translation to U.S. dollars. A 10% appreciation or depreciation in RMB against the U.S. dollar would have an immaterial impact on our results of operations for fiscal 2013, 2012 and 2011.

We expect our international revenues to continue to be denominated largely in U.S. dollars. We also believe that our China operations will likely expand in the future if our business continues to grow. As a result, we anticipate that we may experience increased exposure to the risks of fluctuating currencies and may choose to engage in currency hedging activities to reduce these risks. However, we cannot be certain that any such hedging activities will be effective, or available to us at commercially reasonable rates.

Equity price risk

We are also exposed to equity price risk inherent in our portfolio of publicly traded equity securities, which had an estimated fair value of $2.9 million and $13.5 million as of June 30, 2013 and July 1, 2012. The gross unrealized loss related to our publicly traded equity securities was $4.1 million as of June 30, 2013. The gross unrealized gain related to our publicly traded equity securities was $0.9 million as of July 1, 2012. We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other-than-temporary. We have evaluated these investments as of June 30, 2013 and have determined that there was no indication of other-than-temporary impairments. This determination was based on several factors, which include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the issuer, and our intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in market value. We do not purchase our equity securities with the intent to use them for speculative purposes. The hypothetical adverse changes of 10%, 20% and 30% in the stock prices of our publicly traded equity securities as of June 30, 2013 are as follows (in thousands):

		Valuation of Securities Given An x% Decrease in Each Stock's Price		
	Fair Value	**(30%)**	**(20%)**	**(10%)**
As of June 30, 2013				
Publicly traded equity securities	$ 2,924	$ 2,047	$ 2,339	$ 2,632

The privately held companies in which we invested are in the startup or development stage. These investments are inherently risky because the market for the technologies or products these companies are developing is in the early stages and may never materialize. We could lose our entire investments. Our evaluation of the investment in privately held companies is based on the general market conditions, the investee's financial condition, near-term prospects, market comparables and subsequent rounds of financing. The valuation also takes into account the investees' capital structure, liquidation preferences for its capital and other economic variables. As of June 30, 2013 and July 1, 2012, the aggregate cost of investments in privately held companies was $4.3 million and $0.6 million, respectively, and was included in other assets on our consolidated balance sheets

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index

Consolidated Financial Statements:

Financial Statement Schedule:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Oplink Communications, Inc.

We have audited the accompanying consolidated balance sheets of Oplink Communications, Inc. and its subsidiaries (the "Company") as of June 30, 2013 and July 1, 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended June 30, 2013. Our audits also included the financial statement schedule listed in Item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oplink Communications, Inc. and its subsidiaries as of June 30, 2013 and July 1, 2012, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2013 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 13, 2013 expressed an unqualified opinion thereon.

/s/ Burr Pilger Mayer, Inc.
San Jose, California
September 13, 2013

OPLINK COMMUNICATIONS, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)	June 30, 2013	July 1, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 65,014	$ 81,233
Short-term investments	105,829	85,382
Accounts receivable, net of allowance of $403 and $362	40,735	33,165
Inventories	30,028	19,091
Deferred tax assets	809	1,609
Prepaid expenses and other current assets	7,029	8,633
Total current assets	249,444	229,113
Property, plant and equipment, net	47,687	45,392
Long-term investments	3,307	9,606
Goodwill and intangible assets, net	1,146	1,648
Deferred tax assets, non-current	7,083	7,151
Other assets	16,504	12,279
Total assets	$ 325,171	$ 305,189
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 18,166	$ 11,739
Accrued liabilities	12,782	11,995
Income tax payable	797	465
Total current liabilities	31,745	24,199
Income tax payable, non-current	8,196	6,858
Deferred tax liabilities, non-current	670	675
Other non-current liabilities	1,359	1,325
Total liabilities	41,970	33,057
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $.001 par value, 5,000 shares authorized; no shares issued and outstanding	--	--
Common stock, $.001 par value, 34,000 shares authorized; 19,141 and 19,130 shares issued and outstanding as of June 30, 2013 and July 1, 2012, respectively	19	19
Additional paid-in capital	433,522	433,330
Accumulated other comprehensive income	12,598	15,092
Accumulated deficit	(162,938)	(176,309)
Total stockholders' equity	283,201	272,132
Total liabilities and stockholders' equity	$ 325,171	$ 305,189

The accompanying notes are an integral part of these consolidated financial statements.

OPLINK COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Fiscal Year Ended		
	June 30, 2013	**July 1, 2012**	**July 3, 2011**
Revenues	$ 183,400	$ 174,928	$ 198,803
Cost of revenues	117,072	118,766	129,133
Gross profit	66,328	56,162	69,670
Operating expenses:			
Research and development	25,746	22,400	18,235
Sales and marketing	15,934	13,111	11,844
General and administrative	10,749	11,516	10,486
Amortization of acquired intangible assets	359	664	1,759
Legal settlement	--	3,317	--
Net gain on sale and disposal of property and equipment	(1,647)	(353)	(148)
Total operating expenses	51,141	50,655	42,176
Operating income	15,187	5,507	27,494
Interest income and other, net	2,688	539	544
Income before benefit (provision) for income taxes	17,875	6,046	28,038
Benefit (provision) for income taxes	(4,504)	(8,628)	20,478
Net income (loss)	$ 13,371	$ (2,582)	$ 48,516
Net income (loss) per share:			
Basic	$ 0.70	$ (0.13)	$ 2.44
Diluted	$ 0.69	$ (0.13)	$ 2.32
Weighted average shares:			
Basic	19,080	19,302	19,922
Diluted	19,388	19,302	20,945

The accompanying notes are an integral part of these consolidated financial statements.

OPLINK COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)	Fiscal Year Ended June 30, 2013	Fiscal Year Ended July 1, 2012	Fiscal Year Ended July 3, 2011
Net income (loss)	$ 13,371	$ (2,582)	$ 48,516
Other comprehensive income (loss), net of taxes:			
Currency translation adjustments	2,205	1,708	4,593
Change in net unrealized gain (loss) on investments, net	(4,699)	526	22
Other comprehensive income (loss), net	(2,494)	2,234	4,615
Comprehensive income (loss)	$ 10,877	$ (348)	$ 53,131

The accompanying notes are an integral part of these consolidated financial statements.

OPLINK COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance at June 27, 2010	19,582	$20	$442,629	$ 8,243	$ (222,243)	$228,649
Issuance of common stock pursuant to stock options and awards	1,369	1	17,409	-	-	17,410
Issuance of common stock under the employee stock purchase plan	159	-	1,635	-	-	1,635
Repurchase of common stock	(992)	(1)	(16,049)	-	-	(16,050)
Stock-based compensation	--	--	5,587	-	-	5,587
Excess tax benefit from stock options	--	--		-	-	
Net income	--	--	-	-	48,516	48,516
Other comprehensive income	--	--		4,615		4,615
Balance at July 3, 2011	20,118	20	451,211	12,858	(173,727)	290,362
Issuance of common stock pursuant to stock options and awards	696	1	2,351	-	-	2,352
Issuance of common stock under the employee stock purchase plan	134	--	1,815	-	-	1,815
Repurchase of common stock	(1,741)	(2)	(26,849)	-	-	(26,851)
Tax withholdings related to net share settlement of restricted stock units	(77)	--	(1,223)			(1,223)
Stock-based compensation	--	--	5,804	-	-	5,804
Excess tax benefit from stock options	--	--	221	-	-	221
Net loss	--	--	-	-	(2,582)	(2,582)
Other comprehensive income	--	--		2,234		2,234
Balance at July 1, 2012	19,130	19	433,330	15,092	(176,309)	272,132
Issuance of common stock pursuant to stock options and awards	490	--	1,662	-	-	1,662
Issuance of common stock under the employee stock purchase plan	144	--	1,824	-	-	1,824
Repurchase of common stock	(552)	--	(7,917)	-	-	(7,918)
Tax withholdings related to net share settlement of restricted stock units	(71)	--	(983)	-	-	(983)
Stock-based compensation	--	-	5,827	-	-	5,828
Excess tax benefit from stock options	--	-	(221)	-	-	(221)
Net income	--	-	--	-	13,371	13,371
Other comprehensive loss	--	-	--	(2,494)	-	(2,494)
Balance at June 30, 2013	19,141	$19	$433,522	$12,598	$(162,938)	$283,201

The accompanying notes are an integral part of these consolidated financial statements.

OPLINK COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Fiscal Year Ended June 30, 2013	Fiscal Year Ended July 1, 2012	Fiscal Year Ended July 3, 2011
Cash flows from operating activities:			
Net income (loss)	$ 13,371	$ (2,582)	$ 48,516
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	7,233	6,359	5,299
Amortization of acquired intangible assets	502	1,308	4,004
Stock-based compensation expense	5,827	5,804	5,587
Amortization of premium on investments	575	122	401
Net gain on sale and disposal of property and equipment	(1,647)	(353)	(148)
Net gain on sale of equity securities	(1,834)	--	--
Excess tax benefit from stock-based compensation	--	(221)	--
Deferred income taxes	1,084	9,168	(22,918)
Changes in assets and liabilities, net of assets acquired and liabilities assumed in acquisitions:			
Accounts receivable	(7,269)	1,972	(4,432)
Inventories	(9,160)	6,410	(2,279)
Prepaid expenses and other assets	1,166	(2,449)	1,846
Accounts payable	7,303	(899)	(2,516)
Accrued liabilities and other liabilities	1,011	114	763
Income tax payable and receivable	1,444	(1,133)	1,573
Net cash provided by operating activities	19,606	23,620	35,696
Cash flows from investing activities:			
Purchases of available-for-sale investments	(148,186)	(195,984)	(185,684)
Sales and maturities of available-for-sale investments	142,481	248,889	161,266
Purchases of held-to-maturity investments	(11,621)	(12,817)	--
Maturities of held-to-maturity investments	--	--	10,000
Purchases of non-marketable equity securities	(4,100)	(200)	--
Proceeds from sales of property and equipment	9,380	429	325
Purchases of property and equipment	(16,944)	(12,093)	(11,934)
Acquisition of businesses, net of cash acquired	(1,090)	--	--
Net cash provided by (used in) investing activities	(30,080)	28,224	(26,027)
Cash flows from financing activities:			
Proceeds from issuance of common stock	3,486	4,167	19,043
Repurchases of common stock	(8,405)	(26,403)	(17,246)
Tax withholding related to net share settlements of restricted stock units	(983)	(1,223)	--
Excess tax benefit from stock-based compensation	--	221	--
Net cash provided by (used in) financing activities	(5,902)	(23,238)	1,797
Effect of exchange rate changes on cash and cash equivalents	157	(17)	467
Net increase (decrease) in cash and cash equivalents	(16,219)	28,589	11,933
Cash and cash equivalents at beginning of period	81,233	52,644	40,711
Cash and cash equivalents at the end of period	$ 65,014	$ 81,233	$ 52,644
Supplemental disclosures of cash flow information:			
Cash paid for income taxes, net of refunds	$ 1,269	$ 588	$ 1,207
Supplemental non-cash financing activities:			
Payable for unsettled repurchases of common stock	$ --	$ 488	$ --

The accompanying notes are an integral part of these consolidated financial statements.

OPLINK COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - The Company:

The Company

Oplink Communications, Inc. ("Oplink", or the "Company") was incorporated in California in September 1995 and was later reincorporated in Delaware in September 2000. The Company is headquartered in Fremont, California and has manufacturing, design and research and development facilities in Zhuhai, Shanghai and Wuhan, China, in Taipei and Hsinchu, Taiwan.

The Company designs, manufactures and sells optical networking components and subsystems. Its products expand optical bandwidth, amplify optical signals, monitor and protect wavelength performance, redirect light signals, ensure signal connectivity and provide signal transmission and reception within an optical network. Its products enable greater and higher quality bandwidth over longer distances, which reduces network congestion and transmission cost per bit. Its products also enable optical system manufacturers to provide flexible and scalable bandwidth to support the increase of data traffic on the Internet and other public and private networks.

The Company offers its customers design, integration and optical manufacturing solutions ("OMS") for the production and packaging of highly-integrated optical subsystems and turnkey solutions, based upon a customer's specific product design and specifications. The Company also offers solutions with lower levels of component integration for customers that place more value on flexibility than would be provided with turnkey solutions.

The Company's product portfolio also includes optical transmission products that broaden the addressable markets as well as the range of solutions that the Company can now offer its customers. The Company's transmission products consist of a comprehensive line of high-performance fiber optic modules, including fiber optic transmitters, receivers, transceivers, and transponders, primarily for use in metropolitan area network ("MAN"), local area network ("LAN"), and fiber-to-the-home ("FTTH") applications. Fiber optic modules are the integration of pre-assembled components that are used to build network equipment. The Company's transmission products convert data signals between optical domain and electronic domain, thereby facilitating the transmission of information over fiber optic communication networks.

Fiscal year

The Company operates and reports using a fiscal year, which ends on the Sunday closest to June 30. Fiscal 2013 and 2012 were 52-week fiscal years. Fiscal 2011 consisted of 53 weeks, one week more than a typical fiscal year. The extra week was in the first quarter of fiscal 2011.

Reclassifications

Certain items previously reported in prior years' consolidated financial statements have been reclassified to conform to the current year presentation. Such reclassifications had no effect on previously reported total assets, stockholders' equity or net income (loss).

Note 2 - Summary of Significant Accounting Policies:

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly- and majority-owned subsidiaries. The ownership interests of minority investors are recorded as noncontrolling interests and as of and for the years ended June 30, 2013, July 1, 2012 and July 3, 2011 such amounts were immaterial. All intercompany accounts and transactions have been eliminated in consolidation. The Company presents the financial information of some of its foreign operating subsidiaries in its consolidated financial statements utilizing accounts as of a date one month earlier than the accounts of its parent company to ensure timely reporting of consolidated results.

The Company conducts its business within one business segment and has no organizational structure dictated by product, service lines, geography or customer type.

Risks and uncertainties

There are a number of risks and uncertainties facing the Company that could have a material adverse effect on the Company's financial condition, operating results or cash flows. These risks and uncertainties include, but are not limited to, the Company's reliance on a small number of customers for a substantial portion of its revenues, possible reductions in customer orders, intense competition in the Company's target markets and potential pricing pressure that may arise from changing supply or demand conditions and a downturn in the telecommunications industry or the overall global economy. In addition, the Company obtains most of its critical materials from a single or limited number of suppliers and generally does not have long-term supply contracts with them. The Company could experience discontinuation of key components, price increases and late deliveries from its suppliers. Also, substantially all of the Company's manufacturing operations are located in China and are subject to laws and regulations of China. These and other risks and uncertainties facing the Company are described in more detail in the "Risk Factors" sections of the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission ("SEC").

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company's cash equivalents consist primarily of money market funds and corporate commercial paper.

Investments

Available-for-sale and held-to-maturity investments. The Company's marketable securities are classified as either held-to-maturity or available-for-sale. Held-to-maturity securities represent those securities that the Company has both the intent and ability to hold to maturity and are carried at amortized cost. Interest on these securities, as well as amortization of discounts and premiums, is included in interest income and other, net. Investments designated as available-for-sale include marketable debt and equity securities. Marketable securities classified as available-for-sale are reported at market value, with net unrealized gains or losses recorded in accumulated other comprehensive income, a separate component of stockholders' equity, until realized. Realized gains and losses on investments are computed based upon specific identification, are included in interest income and other, net and have not been significant for all periods presented.

Non-Marketable Equity Securities. Non-marketable equity securities are accounted for at historical cost or, if the Company has significant influence over the investee, using the equity method of accounting.

Impairment of Investments. The Company periodically reviews these investments for impairment. For available-for-sale and held-to-maturity investments, the investments are considered to be impaired when its fair value is less than its amortized cost basis and it is more likely than not that the Company will be required to sell the impaired security before recovery of its amortized cost basis. Should a decline in the fair value of an individual security or securities be judged to be other than temporary, the cost basis of the security would be written down to fair value. For non-marketable equity securities, our evaluation is based on the general market conditions, the investee's financial condition, near-term prospects, market comparables and subsequent rounds of financing. The valuation also takes into account the investee's capital structure, liquidation preferences for its capital and other economic variables.

Revenue recognition

The Company derives its revenues from the sale of fiber optic components and subsystems. Revenues from product sales are generally recognized upon delivery of the product or customer acceptance, whichever is later, provided that persuasive evidence of an arrangement exists, delivery has occurred and no significant obligations remain, the fee is fixed or determinable and collectibility is reasonably assured. Revenue related to the sale of consignment inventory is not recognized until the product is pulled from inventory stock by the customer.

Sales to distributors do not include the right to return or exchange products or price protection. Provisions for returns and allowances are recorded at the time revenues are recognized based on the Company's historical experience.

All amounts billed to customers for shipping and handling costs are offset against the direct cost of shipping and handling and included in cost of revenues. The amount of shipping and handling costs incurred are immaterial in fiscal 2013, 2012 and 2011.

The Company records sales taxes accrued and collected on sales of its products in accrued liabilities on its consolidated balance sheets.

Foreign currency translations

The functional currency of the Company's foreign subsidiaries is the local currency. In consolidation, assets and liabilities are translated at year-end currency exchange rates and revenues and expense items are translated at average currency exchange rates prevailing during the period. Gains and losses from foreign currency translation and foreign currency transaction gains and losses from intercompany transactions and balances for which settlement is not planned or anticipated in the foreseeable future are accumulated as a separate component of stockholders' equity. Realized gains and losses resulting from foreign currency transactions are included in interest income and other, net in the consolidated statements of operations and are immaterial for all the periods presented.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash equivalents, short-term and long-term investments and trade accounts receivable. Substantially all of the Company's cash equivalents and short-term and long-term investments primarily composed of investments in money market funds, commercial paper and government and non-government debt securities are maintained with high quality financial institutions and principally held in the United States. The composition and maturities are regularly monitored by management. Such deposits are in excess of the amount of the insurance provided by the federal government on such deposits. To date, the Company has not experienced any losses on such deposits.

The Company's accounts receivable are derived from revenues earned from customers located in the United States, Canada, Europe, China, Japan and other Asia-Pacific countries. There are a limited number of customers accounting for the majority of purchases in the industry worldwide. The Company performs ongoing credit evaluations of its customers' financial condition and currently requires no collateral from its customers. The Company maintains an allowance for doubtful accounts based upon the expected collection of its outstanding receivable balance.

The following table summarizes the revenues from customers in excess of 10% of total revenues:

	June 30, 2013	July 1, 2012	July 3, 2011
Customer A	18%	21%	28%
Customer B	17%	11%	12%

As of June 30, 2013, two customers accounted for 38% and 10% of total accounts receivables. As of July 1, 2012, two customers account for 33% and 10% of total accounts receivables.

Inventories

Inventories are stated at the lower of cost or market value. Inventory cost is determined using standard cost, which approximates actual cost on a first-in, first-out basis. The Company regularly assesses the valuation of inventories and writes down those inventories which are obsolete or in excess of forecasted usage to their estimated realizable value and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Estimates of realizable value are based upon the Company's analyses and assumptions including, but not limited to, forecasted sales levels by product, expected product lifecycle, product development plans and future demand requirements. If market conditions are less favorable than the Company's forecast or actual demand from customers is lower than the Company's estimates, the Company may be required to record additional inventory write-downs. If demand is higher than expected, the Company may sell inventories that had previously been written down.

Accounts receivable and allowance for doubtful accounts

The Company's accounts receivable are derived from revenues earned from customers located in the United States, China, Canada, Europe, Japan, and other Asia-Pacific countries. The Company performs ongoing credit evaluations of its customers' financial condition and currently requires no collateral from its customers. The Company maintains an allowance for doubtful accounts for estimated losses in anticipation of the inability or unwillingness of customers to make required payments. When the Company becomes aware that a specific customer is unable to meet its financial obligations, such as the result of bankruptcy or deterioration in the customer's operating results or financial position, the Company records a specific allowance equal to the amount due to reflect the level of credit risk in the customer's outstanding receivable balance. If the condition or circumstances of the Company's customers deteriorates, estimates of the recoverability of trade receivables could be materially affected and the Company may be required to record additional allowances. Alternatively, if the Company's estimates are determined to be greater than the actual amounts necessary, the Company may reverse a portion of such allowance in future periods based on actual collection experience.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based upon the useful lives of the assets. Estimated useful lives of 20 to 50 years are used for buildings, 5 to 20 years are used for building improvements and 5 to 6 years are used for manufacturing and engineering equipment. Estimated useful lives of 3 to 5 years are used for computer hardware and software. In addition, the Company has land occupancy rights for a period of 50 years. Leasehold improvements are amortized using the straight-line method based upon the shorter of the estimated useful lives or the lease term of the respective assets. Land and construction in progress are not depreciated. Improvements and betterments are capitalized if they extend the useful life of the asset. Repair and maintenance costs are charged to expense as incurred. Net gain or loss on sale and disposal of fixed assets is recognized in the period which the gain or loss occurs.

Impairment of long-lived assets

The Company evaluates the recoverability of the net carrying value of its long-lived assets including property, plant and equipment and identifiable intangible assets with definite lives, whenever certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, by comparing the carrying values to the estimated future undiscounted cash flows. A deficiency in cash flows relative to the carrying amounts is an indication of the need for a write-down due to impairment. The impairment write-down would be the difference between the carrying amounts and the fair value of these assets. A loss on impairment would be recognized as a charge to earnings.

Impairment of goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill and intangible assets with indefinite useful lives should not be amortized but rather be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. There was no goodwill impairment charge recorded in fiscal 2013, 2012 and 2010.

Income taxes

The Company accounts for income taxes under the liability method, which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial statement reported amounts, and for net operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance against deferred tax assets when it is more likely than not that such assets will not be realized.

The Company recognizes liabilities for uncertain tax positions based on the provisions of ASC Topic 740, "Income Taxes" ("ASC 740"). If the Company ultimately determines that the payment of such a liability is not necessary, then the Company reverses the liability and recognizes a tax benefit during the period in which the determination is made that the liability is no longer necessary. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of provision for income taxes in the consolidated statements of operations.

Research and development costs

Research and development expenses consist primarily of salaries including stock compensation expense and related personnel costs, depreciation, non-recurring engineering charges and prototype costs, patent filing costs and fees paid to consultants and outside service providers, all of which relate to the design, development, testing, pre-manufacturing and significant improvement of the Company's products. Research and development costs are charged to operations as incurred.

Stock-based compensation

The fair value of employee restricted stock units is equal to the market value of the Company's common stock on the date the award is granted. The Company estimates the fair value of employee stock options and the right to purchase shares under the employee stock purchase plan using the Black-Scholes valuation model, in accordance with ASC Topic 718, "Stock-based Compensation" ("ASC 718"). Black-Scholes valuation model requires the input of highly subjective assumptions, including the expected term of options and the expected price volatility of the stock underlying such options. In addition, the Company is required to estimate the number of stock-based awards that will be forfeited due to employee turnover. Historical volatility is used in estimating the fair value of our stock compensation awards, while the expected term of our options is estimated based on historical trends. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of the Company's stock-based compensation expense. The Company expenses the estimated fair value to earnings on a straight-line basis.

Derivative financial instruments and hedging activities

ASC Topic 815, "Derivatives and Hedging" requires companies to value derivative financial instruments, including those used for hedging foreign currency exposures, at current market value, with the impact of any change in market value charged against earnings in the corresponding period or as a component of comprehensive income (loss), depending on the type of hedging relationship that exists. The Company has not entered into any derivative financial instrument contracts.

Product warranty

The Company maintains a reserve for obligations it incurs under its product warranty program. The reserve is calculated based on historical experience of known product failure rates and expected material and labor costs to provide warranty services. The Company generally provides a one-year warranty on its products. Additionally, from time to time, specific warranty accruals may be made if unforeseen technical problems arise. Alternatively, if estimates are determined to be greater than the actual amounts necessary, the Company may reverse a portion of such provisions in future periods.

Advertising costs

Advertising costs, included in sales and marketing expenses, are expensed as incurred. Advertising costs in fiscal 2013, 2012, and 2011 were immaterial.

Recently issued accounting standards

In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update (ASU) 2013-02, Comprehensive Income (Topic 220) - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires an entity to present parenthetically (on the face of the financial statements, in the notes, or in some cases, cross-referenced to related footnote disclosures) significant amounts reclassified from each component of accumulated other comprehensive income and the income statement line items affected by the reclassification. The amendment is effective prospectively for annual and interim periods beginning after December 15, 2012. The Company adopted this amendment in the three months ended March 31, 2013 and the adoption did not have a material impact on its consolidated financial statements.

In July 2012, the FASB issued Accounting Standards Update ("ASU") No. 2012-02, Topic 350 - Intangibles - Goodwill and Other, which amends Topic 350 to allow an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. An entity would not be required to determine the fair value of the indefinite-lived intangible unless the entity determines, based on the qualitative assessment, that it is more likely than not that its fair value is less than the carrying value. This standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption is permitted. The Company does not believe that the adoption will have a material impact on its consolidated financial statements.

In September 2011, the FASB issued and amended ASU No. 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment, which simplifies how entities test goodwill for impairment. Previous guidance under Topic 350 required an entity to test goodwill for impairment using a two-step process on at least an annual basis. First, the fair value of a reporting unit was calculated and compared to its carrying amount, including goodwill. Second, if the fair value of a reporting unit was less than its carrying amount, the amount of impairment loss, if any, was required to be measured. Under the amendments in this update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads the entity to determine that it is more likely than not that its fair value is less than its carrying amount. If after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then the two-step impairment test is unnecessary. If the entity concludes otherwise, then it is required to test goodwill for impairment under the two-step process. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and early adoption is permitted. The Company adopted this guidance at the beginning of fiscal 2013 and the adoption of this guidance did not have a material impact on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"), requiring an entity to present items of net income and other comprehensive income either in one continuous statement or in two separate, but consecutive, statement of net income and other comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective in fiscal years (including interim periods) beginning after December 15, 2011. The Company adopted this guidance at the beginning of fiscal 2013 and the adoption of this guidance did not have a material impact on its consolidated financial statements.

Note 3 - Net income (loss) per share

Basic net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and dilutive potential common shares outstanding during the period, if dilutive. Potentially dilutive common equivalent shares are composed of the incremental common shares issuable upon the exercise of stock options, the vesting of awards and purchases under the employee stock purchase plan. The following is the computations of the basic and diluted net income per share and the anti-dilutive common stock equivalents excluded from the computations for the periods presented (in thousands, except per share data):

	Years Ended		
	June 30, 2013	**July 1, 2012**	**July 3, 2011**
Numerator:			
Net income (loss)	$ 13,371	$ (2,582)	$ 48,516
Denominator:			
Weighted average shares outstanding - basic	19,080	19,302	19,922
Effect of dilutive potential shares	308	--	1,023
Weighted average shares outstanding - diluted	19,388	19,302	20,945
Net income (loss) per share - basic	$ 0.70	$ (0.13)	$ 2.44
Net income (loss) per share - diluted	$ 0.69	$ (0.13)	$ 2.32
Anti-dilutive stock options and awards not included in net income (loss) per share calculation	1,625	2,213	1,022

OPLINK COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 4 – Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) were (in thousands):

	Unrealized Gains and Losses on Available-for-Sale Securities	Foreign Currency Translation Adjustment, net of tax	Total
Balance at July 1, 2012	$ 550	$ 14,542	$ 15,092
Other comprehensive income (loss) before reclassification	(4,624)	2,205	(2,419)
Amounts reclassified from accumulated other comprehensive income	(75)(1)	--	(75)
Other comprehensive income (loss), net	(4,699)	2,205	(2,494)
Balance at June 30, 2013	$ (4,149)	$ 16,747	$ 12,598

(1) This component of accumulated other comprehensive income was included in the Interest income and other, net on the Company's consolidated statements of operations for the year ended June 30, 2013.

Note 5 – Investments

Available-for-Sale and Held-to-Maturity Investments

The Company generally invests its excess cash in certificates of deposit, debt instruments of the U.S. Treasury, government agencies, corporations with strong credit ratings and equity securities in publicly traded companies. Such investments are made in accordance with the Company's investment policy, which establishes guidelines relative to diversification and maturities designed to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The available-for-sale investments are reported at their fair value. Unrealized gains and losses on these securities are reported as a separate component of accumulated other comprehensive income until realized. The investment securities which the Company has the ability and intent to hold until maturity are classified as held-to-maturity investments and are stated at amortized cost.

Investments as of June 30, 2013 and July 1, 2012 were as follows (in thousands):

	June 30, 2013			
Short-term investments:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale:				
United States Treasury	$ 35,979	$ 4	$ (1)	$ 35,982
Corporate commercial paper	31,986	--	--	31,986
Publicly traded equity securities	7,053	--	(4,129)	2,924
Corporate debt securities	9,948	--	(23)	9,925
Certificates of deposit	5,304	--	--	5,304
Held-to-maturity:				
Corporate debt securities	19,708	4	(27)	19,685
Total short-term investments	$ 109,978	$ 8	$ (4,180)	$ 105,806
Long-term investments:				
Held-to-maturity:				
Corporate debt securities	$ 3,307	$ --	$ (8)	$ 3,299
Total long-term investments	$ 3,307	$ --	$ (8)	$ 3,299
Total investments	$ 113,285	$ 8	$ (4,188)	$ 109,105

OPLINK COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	July 1, 2012			
Short-term investments:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale:				
Corporate commercial paper	$ 39,969	$ 1	$ (1)	$ 39,969
United States Treasury	14,985	--	--	14,985
Publicly traded equity securities	12,676	852	--	13,528
Certificates of deposit	9,448	--	--	9,448
Corporate debt securities	4,311	--	(7)	4,304
Held-to-maturity:				
Corporate debt securities	3,148	--	(1)	3,147
Total short-term investments	$ 84,537	$ 853	$ (9)	$ 85,381
Long-term investments:				
Held-to-maturity:				
Corporate debt securities	$ 9,606	$ --	$ (15)	$ 9,591
Total long-term investments	$ 9,606	$ --	$ (15)	$ 9,591
Total investments	$ 94,143	$ 853	$ (24)	$ 94,972

The gross unrealized losses related to the debt instruments that are classified as available for sale and held to maturity investments were primarily due to changes in market interest rates. The Company has determined that (i) it does not have the intent to sell any of these investments and (ii) it is not more likely than not that it will be required to sell any of these investments before recovery of the entire amortized cost basis to meet its cash or working capital requirements or contractual or regulatory obligations.

In fiscal 2013, the Company sold one of its publicly traded equity securities for $7.0 million and recognized a gain of $1.7 million. The Company had no such transactions in fiscal 2012 and 2011. The Company has evaluated its publicly traded equity securities as of June 30, 2013 and has determined that there was no indication of other-than-temporary impairments. This determination was based on several factors, which include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the issuer, and the Company's intent and ability to hold the public company equity securities for a period of time sufficient to allow for any anticipated recovery in market value.

OPLINK COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following tables show the gross unrealized losses and fair value of the Company's investments, aggregated by length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	June 30, 2013			
	Less Than 12 Months			
	Fair Value		Unrealized Loss	
Available-for-sale:				
Corporate debt securities	$	9,926	$	(23)
United States Treasury		9,991		(1)
Publicly traded equity securities		2,924		(4,129)
Held-to-maturity:				
Corporate debt securities		10,248		(27)
Total short-term investments		33,089		(4,180)
Held-to-maturity:				
Corporate debt securities				
Total long-term investments		3,299		(8)
Total investments	$	36,388	$	(4,188)

	July 1, 2012			
	Less Than 12 Months			
	Fair Value		Unrealized Loss	
Available-for-sale:				
Corporate commercial paper	$	16,996	$	(1)
Corporate debt securities		3,076		(7)
Held-to-maturity:				
Corporate debt securities		811		(1)
Total short-term investments		20,883		(9)
Held-to-maturity:				
Corporate debt securities		9,591		(15)
Total long-term investments	$	9,591	$	(15)
Total investments	$	30,474	$	(24)

As of June 30, 2013 and July 1, 2012, there were no individual securities that had been in a continuous loss position for 12 months or longer.

The amortized cost and estimated fair value of debt securities as of June 30, 2013 and July 1, 2012 by contractual maturities are shown below (in thousands):

	June 30, 2013		July 1, 2012	
	Amortized Cost	**Estimated Fair Value**	**Amortized Cost**	**Estimated Fair Value**
Available-for-sale investments:				
Due in one year or less	$ 83,217	$ 83,197	$ 68,713	$ 68,706
Total available-for-sale investments	$ 83,217	$ 83,197	$ 68,713	$ 68,706
Held-to-maturity investments:				
Due in one year or less	$ 19,708	$ 19,685	$ 3,148	$ 3,147
Due in one year to five years	3,307	3,299	9,606	9,591
Total held-to-maturity investments	$ 23,015	$ 22,984	$ 12,754	$ 12,738
Total investments	$ 106,232	$ 106,181	$ 81,467	$ 81,444

Non-Marketable Equity Securities

The Company accounts for its equity investments in privately held companies under the cost method. These investments are subject to periodic impairment review and measured and recorded at fair value when they are deemed to be other-than-temporarily impaired. In determining whether a decline in the value of its investment has occurred and is other than temporary, an assessment was made by considering available evidence, including the general market conditions, the investee's financial condition, near-term prospects, market comparables and subsequent rounds of financing. The valuation also takes into account the investee's capital structure, liquidation preferences for its capital and other economic variables. The valuation methodology for determining the decline in value of non-marketable equity securities is based on inputs that require management judgment. The aggregate carrying value of the Company's non-marketable equity securities was approximately $4.3 million and $0.6 million, and was classified within other assets on the Company's consolidated balance sheets as of June 30, 2013 and July 1, 2012. The Company did not recognize any impairment loss in fiscal 2013, 2012 and 2011. Also, in fiscal 2013, the Company sold a non-marketable equity security for $0.5 million and recognized a gain of $0.1 million.

OPLINK COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 6 - Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk. The Company applies the fair value hierarchy which has the following three levels of inputs to measure fair value:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

- Level 3 inputs are unobservable inputs for the asset or liability.

The Company's Level 1 financial assets generally include money market funds and public company equity securities. The Company's Level 2 financial assets generally include United States Treasury securities, United States government agency debt securities, certificates of deposit, commercial paper, and corporate bonds.

The Company bases the fair value of its financial assets on pricing from third party sources of market information obtained through the Company's investment brokers. The Company does not adjust for or apply any additional assumptions or estimates to the pricing information it receives from brokers. The Company's investment brokers obtain pricing data from a variety of industry standard data providers (e.g., Bloomberg), and rely on comparable pricing of other securities because the Level 2 securities that the Company holds are not actively traded and have fewer observable transactions. The Company considers this the most reliable information available for the valuation of the securities. There were no changes in valuation techniques or related inputs in fiscal 2013 and fiscal 2012.

The following table presents the Company's financial assets which were measured at fair value on a recurring basis as of June 30, 2013 and July 1, 2012. The tables do not include assets and liabilities that are measured at historical cost or any basis other than fair value (in thousands):

	June 30, 2013			
	Level 1	**Level 2**	**Level 3**	**Total**
Financial assets				
Cash equivalents:				
Money market funds	$ 29,112	$ --	$ --	$ 29,112
Corporate commercial paper	--	4,999	--	4,999
Short-term investments:				
Public company equity securities	2,924	--	--	2,924
Corporate commercial paper	--	31,986	--	31,986
U.S. government treasury	--	35,982	--	35,982
Certificates of deposit	--	5,304	--	5,304
Corporate debt securities	--	9,925	--	9,925
Total financial assets	$ 32,036	$ 88,196	$ --	$ 120,232

	July 1, 2012			
	Level 1	Level 2	Level 3	Total
Financial assets				
Cash equivalents:				
Money market funds	$ 25,837	$ -	$ --	$ 25,837
Corporate commercial paper	--	14,998	--	14,998
Short-term investments:				
Public company equity securities	13,528	--		13,528
Corporate commercial paper	--	39,969	--	39,969
U.S. government treasury	--	14,985	--	14,985
Certificates of deposit	--	9,448	--	9,448
Corporate debt securities	--	4,304		4,304
Total financial assets	$ 39,365	$ 83,704	$ --	$ 123,069

As of June 30, 2013 and July 1, 2012, the Company did not have any assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3). There were no transfers of assets or liabilities between Level 1 and Level 2 of the fair value measurement hierarchy in fiscal 2013 and 2012.

Note 7 - Derivative financial instruments and hedging activities

ASC Topic 815, "Derivatives and Hedging" requires companies to value derivative financial instruments, including those used for hedging foreign currency exposures, at current market value, with the impact of any change in market value charged against earnings in the corresponding period or as a component of comprehensive income (loss), depending on the type of hedging relationship that exists. The Company has not entered into any derivative financial instrument contracts.

Note 8 – Goodwill and Acquired Intangible Assets, Net

The Company had goodwill of $0.6 million on its consolidated balance sheets as of June 30, 2013 and July 1, 2012.

In accordance with authoritative accounting guidance related to goodwill, goodwill is reviewed for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The Company completed its annual review of the goodwill during the fourth quarter ended June 30, 2013 and July 1, 2012 and concluded that there was no impairment.

In accordance with authoritative accounting guidance for the impairment or disposal of long-lived assets, long-lived assets are reviewed whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. In fiscal 2013 and 2012, the Company did not record any impairment of acquired intangible assets.

The following table presents details of the intangible assets acquired as a result of acquisitions as of June 30, 2013 and July 1, 2012 (in thousands):

June 30, 2013	Estimated Useful Life (in Years)	Gross Amount	Accumulated Amortization	Net
Technology	4-6	$ 9,592	$ 9,171	$ 421
Customer relationships	3-7	5,671	5,571	100
Trade name	3-6	1,775	1,722	53
Total		$ 17,038	$ 16,464	$ 574

July 1, 2012	Estimated Useful Life (in Years)	Gross Amount	Accumulated Amortization	Net
Technology	4-6	$ 9,592	$ 9,015	$ 577
Customer relationships	3-7	5,671	5,535	136
Trade name	3-6	1,775	1,412	363
Total		$ 17,038	$ 15,962	$ 1,076

The following table presents details of the amortization expense of intangible assets as reported in the consolidated statements of operations (in thousands):

	Years ended		
Reported as:	June 30, 2013	July 1, 2012	July 3, 2011
Cost of revenues	$ 143	$ 644	$ 2,245
Operating expenses	359	664	1,759
Total	$ 502	$ 1,308	$ 4,004

Based on the purchased intangible assets recorded at June 30, 2013, and assuming no subsequent additions to or impairment of the underlying assets, the remaining estimated amortization expense is expected to be as follows (in thousands):

Fiscal year	Amount
2014	$ 246
2015	177
2016	87
2017	32
2018	14
After 2018	18
	$ 574

Note 9 – Stock-based compensation

In accordance with ASC Topic 718, stock-based compensation expense is measured at grant date, based on the fair value of the award, and is recognized as expense on a straight-line basis over the employee requisite service period, which is generally four years. The Company's stock compensation is generally accounted for as an equity instrument.

The following table represents details of stock-based compensation expense by function line item in fiscal 2013, 2012 and 2011 (in thousands):

	Years Ended		
	June 30, 2013	July 1, 2012	July 3, 2011
Cost of revenues	$ 344	$ 366	$ 452
Research and development	1,409	1,362	1,361
Sales and marketing	2,034	2,119	1,820
General and administrative	2,040	1,957	1,954
Total stock-based compensation expense	$ 5,827	$ 5,804	$ 5,587

Stock-based compensation of $8,000 was capitalized as inventory as of June 30, 2013 and July 1, 2012.

ASC 718 requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from those estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods.

Valuation Assumptions

The Company estimates the fair value of stock options and purchase rights under the Company's employee stock purchase plan using a Black-Scholes valuation model. The fair value of each option grant is estimated on the date of grant using the Black-Scholes valuation model and the straight-line attribution approach with the following weighted-average assumptions:

	Years Ended		
	June 30, 2013	July 1, 2012	July 3, 2011
Expected term	4.6 years	4.6 years	4.6 years
Volatility	45%	52%	51%
Risk-free interest rate	0.62%	0.73%	1.32%
Dividends yield	0%	0%	0%
Weighted average grant-date fair value	$ 6.16	$ 6.74	$ 8.31

The estimated fair value of purchase rights under the Company's employee stock purchase plan was determined using the Black-Scholes valuation model with the following weighted-average assumptions:

	Years Ended		
	June 30, 2013	July 1, 2012	July 3, 2011
Expected term	1.3 years	1.3 years	1.3 years
Volatility	36%	52%	49%
Risk-free interest rate	0.18%	0.18%	0.26%
Expected dividends	0%	0%	0%

The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Expect volatility is based on the historical volatility of the Company's common stock. The risk-free interest rates are taken from the Daily Federal Yield Curve Rates as of the grant dates as published by the Federal Reserve and represent the yields on actively traded treasury securities for items equal to the expected term of the options or purchase rights. The expected term calculation for stock options is based on the observed historical option exercise behavior and post-vesting forfeitures of options by the Company's employees. The expected term assumption for purchase rights is based on the average exercise date for four purchase periods in each 24-month offering period.

Equity Incentive Program

The Company adopted the 2000 Equity Incentive Plan (the "2000 Plan") in July 2000. The 2000 Plan was terminated in November 2009 immediately upon the effectiveness of the Company's new 2009 Equity Incentive Plan (the "2009 Plan"). No further awards will be granted under the 2000 Plan. However, the 2000 Plan will continue to govern awards previously granted under that plan.

The 2009 Plan was adopted by the Company in September 2009 and became effective upon approval by the Company's stockholders at the annual meeting held in November 2009. The 2009 Plan provides for the grant of stock awards to employees, directors and consultants. These stock awards include stock options, RSAs, RSUs, stock appreciation rights, performance units, and performance shares. The maximum aggregate number of shares of common stock that may be issued under the 2009 Plan is 2,500,000 shares, plus any shares subject to stock awards granted under 2000 Plan that expire or otherwise terminate without having been exercised in full, or that are forfeited to or repurchased by the Company. Shares subject to "full value" awards (RSUs, RSAs, performance shares and performance units) will count against the 2009 Plan's share reserve as 1.3 shares for every one share subject to such awards. Accordingly, if such awards are forfeited or repurchased by the Company, 1.3 times the number of shares forfeited or repurchased will return to the 2009 Plan. The maximum term of stock options and stock appreciation rights under the 2009 Plan is 7 years.

The following table summarizes activity under the equity incentive plans for the indicated periods:

		Options		Awards	
(in thousands, except per share data)	Shares Available for Grant	Number of Options Outstanding	Weighted Average Exercise Price	Restricted Stock Awards/Units Outstanding	Weighted Average Grant Date Fair Value
Balance, June 27, 2010	2,413	3,459	$ 14.02	479	$ 13.96
Granted	(409)	87	19.15	248	18.98
Exercised or vested	--	(1,343)	12.96	(26)	18.52
Canceled (2)	60	(115)	39.07	(8)	18.87
Balance, July 3, 2011	2,064	2,088	13.55	693	15.52
Granted	(229)	34	15.55	150	16.35
Exercised or vested	--	(433)	5.43	(263)	14.28
Canceled	62	(23)	18.74	(32)	18.00
Expired	(1)	--	--	--	--
Balance, July 1, 2012	1,896	1,666	15.63	548	16.20
Granted	(858)	813	16.41	35	16.33
Exercised or vested	--	(248)	6.71	(242)	16.20
Canceled	103	(75)	16.40	(22)	15.15
Expired	--	--	--	--	--
Balance, June 30, 2013	1,141	2,156	$ 16.92	319	$ 16.29

The options outstanding and exercisable at June 30, 2013 were in the following exercise price ranges:

(shares in thousands)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$7.56 - $13.92.........	396	4.52	$ 11.77	396	$ 11.77
$14.30 - $15.95.......	152	4.86	15.30	94	15.10
$16.46 - $16.46.......	729	6.12	16.46	--	--
$16.59 - $20.09.......	173	3.35	18.28	154	18.30
$20.25 - $20.25.......	700	2.92	20.25	700	20.25
$26.13 - $33.09.......	6	3.90	26.94	4	27.27
	2,156	4.47	$ 16.92	1,348	$ 17.20

The Company settles employee stock option exercises and RSUs with newly issued common shares.

As of June 30, 2013, the weighted-average remaining contractual life of options exercisable was 3.52 years and the aggregate intrinsic value was $1.6 million. As of June 30, 2013, the unrecognized stock-based compensation expense related to nonvested stock options, net of estimated forfeitures, was $3.9 million, which is expected to be recognized over a weighted average period of 3.07 years. As of June 30, 2013, stock options vested and expected to vest totaled approximately 2.1 million with a weighted-average exercise price of $16.93 and a weighted-average remaining contractual life of 4.43 years. The aggregate intrinsic value of stock options vested and expected to vest as of June 30, 2013 was approximately $1.6 million. The aggregate intrinsic value of stock options exercised during fiscal 2013, 2012 and 2011 was $2.4 million, $3.4 million and $14.2 million, respectively.

The unrecognized stock-based compensation expense related to unvested RSUs, net of estimated forfeitures, was $2.3 million, which is expected to be recognized over a weighted average period of 1.21 years. As of June 30, 2013, restricted stock units vested and expected to vest totaled approximately 0.3 million with a weighted-average remaining contractual life of 0.62 years. The aggregate intrinsic value was approximately $4.9 million.

In fiscal 2013, 0.2 million restricted stock units vested. A majority of these vested restricted stock units were net share settled. During fiscal 2013, the Company withheld 0.1 million shares, based upon the Company's closing stock price on the vesting date to settle the employees' minimum statutory obligation for the applicable income and other employment taxes. The Company then remitted cash to the appropriate taxing authorities. Total payments for the employees' tax obligations to the relevant taxing authorities were $1.0 million in fiscal 2013, and are reflected as a financing activity within the consolidated statements of cash flows. The payments had the effect of share repurchases by the Company as they reduced the number of shares that would have otherwise been issued on the vesting date and were recorded as a reduction of additional paid-in capital.

Employee Stock Purchase Plan

The Company's employee stock purchase plan authorizes the granting of stock purchase rights to eligible employees during an offering period not more than 27 months with exercise dates approximately every six months. Shares are purchased through employee payroll deductions. Participants enrolled in the new offering periods will continue in an offering period until the earlier of the end of the offering period or the reset of the offering period. A reset occurs if the fair market value of the Company's common shares on any purchase date is less than it was on the first day of the offering period. Participants in the new offering periods will be granted the right to purchase common shares at a price per share that is 85% of the lesser of the fair market value of the Company's common stock at either the first day of each offering period or the date of purchase. For each fiscal 2013, 2012 and 2011, 0.1 million shares were issued under the Plan at a weighted-average price of $12.58, $13.55 and $10.29, respectively. As of June 30, 2013, 1.3 million shares were available for future purchase under this plan.

NOTE 10 – BALANCE SHEET COMPONENTS (IN THOUSANDS)

	June 30, 2013	July 1, 2012
Accounts receivable, net:		
Accounts receivable	$ 41,138	$ 33,527
Less: Allowance for doubtful accounts	(403)	(362)
	$ 40,735	$ 33,165
Inventories, net:		
Raw materials	$ 22,017	$ 11,617
Work-in-process	6,672	5,318
Finished goods	1,339	2,156
	$ 30,028	$ 19,091
Property, plant and equipment, net:		
Production and engineering equipment	$ 66,382	$ 60,237
Computer hardware and software	7,995	7,395
Building and leasehold improvements	34,248	33,352
Land	6,125	4,358
Construction in progress	590	509
	115,340	105,851
Less: Accumulated depreciation	(67,653)	(60,459)
	$ 47,687	$ 45,392
Other assets:		
Long term deposit	$ 3,880	$ 2,910
Investments in privately held companies	4,274	600
Technology license	269	536
Deferred income tax charge	6,897	7,816
Other	1,184	417
	$ 16,504	$ 12,279
Accrued liabilities:		
Payroll and related expenses	$ 6,548	$ 5,469
Employee withholdings and related expenses	483	396
Accrued professional fees	1,058	1,115
Accrued sales commission	539	540
Accrued product returns and allowance	300	186
Accrued warranty	360	360
Advance deposits from customers	268	568
Other	3,226	3,361
	$ 12,782	$ 11,995

Note 11 – Income taxes

The components of income (loss) before income taxes and the income tax provision (benefit) were as follows:

	Years Ended		
	June 30, 2013	**July 1, 2012**	**July 3, 2011**
Income (loss) before income taxes:			
United States	$ 2,104	$ (4,478)	$ 19,016
Foreign	15,771	10,524	9,022
	$ 17,875	$ 6,046	$ 28,038
Current income tax expense (benefit):			
Federal	$ 909	$ 3,446	$ 697
State	35	128	(171)
Foreign	2,429	(612)	1,880
	3,373	2,962	2,406
Deferred income tax expense (benefit):			
Federal	1,195	4,737	(22,266)
State	--	1,045	(679)
Foreign	(64)	(116)	61
	1,131	5,666	(22,884)
Provision (benefit) for income taxes	$ 4,504	$ 8,628	$ (20,478)

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	June 30, 2013	**July 1, 2012**	**July 3, 2011**
Tax at federal statutory rate	35%	35%	35%
State, net of federal benefit	--	13%	(3%)
Research credit carryforward	--	(11%)	(1%)
Stock-based compensation	4%	15%	(1%)
Foreign rate differences (1)	(18%)	100%	(3%)
Change in valuation allowance	3%	(5%)	(100%)
Other	1%	(4%)	--
Effective tax rate	25%	143%	(73%)

(1) 100 % impact of foreign rate differences for fiscal 2012 included a nonrecurring expense of 135% related to the Company's fiscal 2012 restructuring to consolidate the ownership of various intellectual properties that had previously been held in the United States and China into a single international jurisdiction. As part of the restructuring, the ownership of most of the intellectual property held by the Company and its subsidiaries was transferred to a single foreign subsidiary. In connection with the restructuring, the Company recorded an $8.1 million income tax provision due to the transfer of a U.S. contingent liability to a foreign subsidiary which has a lower tax rate. There was a U.S. deferred tax asset associated with the contingent liability, and the tax effect of the deferred tax asset was reduced from the U.S. federal statutory rate of 35%, to the lower foreign rate.

The Company anticipates that as a result of the restructuring, foreign pretax income will be subject to foreign tax at relatively lower tax rates when compared to the U.S. federal statutory tax rate and as a consequence, the Company's effective income tax rate is expected to be lower than the U.S. federal statutory rate.

OPLINK COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Deferred tax assets (liabilities) consist of the following (in thousands):

	June 30, 2013	July 1, 2012
Deferred tax assets:		
Net operating loss carryforwards	$ 20,110	$ 15,741
Accruals and reserves	6,681	6,066
Credit carryforwards	4,433	4,710
Tax deductible intangibles	740	884
Gross deferred tax assets	31,964	27,401
Valuation allowance	(23,890)	(18,523)
Net deferred tax assets	8,074	8,878
Deferred tax liabilities	(852)	(793)
Total net deferred tax assets	$ 7,222	$ 8,085
Recorded as:		
Current Deferred tax assets	$ 809	$ 1,609
Non-current deferred tax assets	7,083	7,151
Non-current deferred tax liabilities	(670)	(675)
Total net deferred tax assets	$ 7,222	$ 8,085

The valuation allowance was $23.9 million and $18.5 million as of June 30, 2013 and July 1, 2012, respectively. The change in valuation allowance in fiscal 2013 and 2012 was an increase of $5.4 million and a decrease of $0.2 million, respectively.

At June 30, 2013, the Company had approximately $40.9 million of federal and $61.8 million of state net operating loss carryforwards. The Company conducted an Internal Revenue Code Section 382 ("Sec. 382") analysis with respect to its net operating loss and credit carryforwards and determined that there was no limitation that would cause the net operating losses to expire. It is possible that subsequent ownership changes may limit the utilization of these tax attributes. The federal net operating loss carryforwards will expire in year 2023 through 2033 and the California net operating loss carryforwards will expire in year 2018 through year 2033.

As of June 30, 2013, approximately $16.4 million and $2.8 million of the federal and state net operating loss carryforwards resulted from exercises of employee stock options and vesting of restricted stock awards and units and have not been included in the Company's gross deferred tax assets. The related unrealized tax benefit of approximately $5.9 million will be accounted for as a credit to stockholder's equity if and when realized for tax purpose.

As of June 30, 2013, the Company had research and development tax credit carryforwards for federal and California income tax return purposes of approximately $3.9 million and $3.3 million, respectively, available to reduce future income subject to income taxes. The minimum tax credit carryforwards for federal and California was $1.6 million and $0.1 million, respectively. The Company also had California Manufacturing Credit carryforwards of less than $0.1 million which will expire through year 2014. The federal research and development tax credit carryforwards will expire through year 2033. The California research and development credit carries forward indefinitely.

The Company's China subsidiaries have been granted tax holidays beginning in year 1999. Under the tax holiday, a subsidiary will have full tax exemption for two years and a reduced tax rate for the next three years. Zhuhai FTZ Oplink's tax holiday expired on January 1, 2012. Subsequently, the Company applied a preferential 15% tax rate available to high technology companies and received an approval for calendar year 2013 and 2012. In order to retain the preferential rate, the Company must meet certain operating conditions, satisfy certain product requirements, meet certain headcount requirements and maintain certain levels of research expenditures. The Company believes it will continue to meet the requirements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows (in thousands):

Balance at June 27, 2010	$ 5,232
Increases related to tax positions taken during prior years	4,831
Increases related to tax positions taken during current year	1,063
Balance at July 3, 2011	11,126
Increases related to tax positions taken during prior years	5,848
Decreases related to tax positions taken during current year	(1,645)
Increases related to change in foreign exchange rate	238
Balance at July 1, 2012	15,567
Increases related to tax positions taken during prior years	296
Increases related to tax positions taken during current year	668
Increase related to change in foreign exchange rate	73
Balance at June 30, 2013	$ 16,604

Included in the balance of unrecognized tax benefits at June 30, 2013 were $14.3 million of tax benefits that would impact the effective tax rate if recognized.

The Company's accounting policy is to include interest and penalties related to unrecognized tax benefits within the provision for income taxes. The amounts of accrued interest and penalties recorded on the consolidated balance sheets as of June 30, 2013 and July 1, 2012 were approximately $1.1 million and $0.8 million, respectively. The Company does not expect its unrecognized tax benefits will materially change during the next 12 months.

Although the Company files U.S. federal, various state, and foreign tax returns, the Company's only major tax jurisdictions are the United States, California, and China. The tax years 2005 to 2012 remain open in several jurisdictions. Fiscal years outside the normal statute of limitation remain open to audit by tax authorities due to tax attributes generated in those early years which have been carried forward and may be audited in subsequent years when utilized. The Company is currently not under examination in any major taxing jurisdictions.

The Company has made no provision for U.S. income taxes on undistributed earnings of certain foreign subsidiaries because it is the Company's intention to permanently reinvest such earnings in its foreign subsidiaries. If such earnings were distributed, the Company would be subject to additional U.S. income tax expense. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable.

Note 12 – Stockholder's Equity

Repurchase of Common Stock

On October 27, 2011, the Company announced that its Board of Directors approved a program to repurchase up to $40 million of its outstanding common shares. In fiscal 2012, the Company repurchased 0.6 million shares at an average price of $14.30 per share for a total purchase price of $8.4 million. In fiscal 2013, the Company repurchased 0.6 million shares at an average price of $14.35 per share for a total purchase price of $7.9 million. As of June 30, 2013, approximately $23.7 million was available for future purchase under this share repurchase program. Repurchases under the program will be made in open market or privately negotiated transactions in compliance with the Securities and Exchange Commission Rule 10b-18, subject to market conditions, applicable legal requirements and other factors.

Note 13 – Commitments and Contingencies

Indemnification Agreements

The Company has entered into certain indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties, generally their business partners or customers, for losses suffered or incurred by the indemnified party in connection with any patent, or any copyright or other intellectual property infringement claim by any third party with respect to the Company's products. Based on negotiation and special circumstances of each case, the terms of the agreements may vary. The maximum potential amount of future payments the Company could be required to make under these agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature; to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified; and to obtain directors' and officers' insurance if available on reasonable terms, which the Company currently has in place.

Product Warranties

The Company provides reserves for the estimated cost of product warranties at the time revenues are recognized based on historical experience of known product failure rates and expected material and labor costs to provide warranty services. The Company generally provides a one-year warranty on its products. Additionally, from time to time, specific warranty accruals may be made if unforeseen technical problems arise. On a quarterly basis, the Company assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the warranty liability, which is included as a component of "Accrued liabilities" on the consolidated balance sheet as disclosed in Note 10, is as follows (in thousands):

Balance at June 27, 2010	$ 421
Accruals for warranties issued during the year	390
Adjustments related to pre-existing warranties including expirations and changes in estimates	(118)
Cost of warranty repair	(333)
Balance at July 3, 2011	360
Accruals for warranties issued during the year	203
Adjustments related to pre-existing warranties including expirations and changes in estimates	42
Cost of warranty repair	(245)
Balance at July 1, 2012	360
Accruals for warranties issued during the year	152
Adjustments related to pre-existing warranties including expirations and changes in estimates	92
Cost of warranty repair	(244)
Balance at June 30, 2013	$ 360

Purchase Obligations

Through the normal course of business, the Company purchases or places orders for the necessary materials of its products from various suppliers and the Company commits to purchase products where it would incur a penalty if the agreement was canceled. The Company estimates that its contractual obligations at June 30, 2013 were $27.2 million, of which $27.0 million were due within the following twelve months. This amount does not include contractual obligations recorded on the consolidated balance sheets as current liabilities.

Operating Leases

The Company leases some facilities under non-cancelable operating leases. The leases require the Company to pay taxes, maintenance and repair costs. Future minimum lease payments under the Company's non-cancelable operating leases were as follows (in thousands):

Fiscal year	
2014	$ 152
2015	43
	$ 195

Rent expense for all operating leases was approximately $0.4 million, $0.5 million and $0.4 million in fiscal 2013, 2012 and 2011, respectively.

Litigation

The Company is subject to legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. While the outcome of these proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows.

Other Matters

The Company is subject to legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. While the outcome of these proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Note 14 – Segment

The Company has determined that it has one reportable segment: fiber optic component and subsystem product sales. This segment consists of organizations located in the United States and China, which develop, manufacture, and/or market fiber optic networking components. The chief executive officer has been identified as the chief operating decision maker ("CODM"). The Company's CODM is ultimately responsible and actively involved in the allocation of resources and the assessment of the Company's operational and financial performance.

The geographic breakdown of revenues by customers' ship-to location was as follows (in thousands):

	Fiscal Year Ended		
	June 30, 2013	July 1, 2012	July 3, 2011
United States	$ 68,199	$ 60,847	$ 66,270
China	49,388	40,793	41,678
Europe	20,792	25,662	30,252
Japan	13,507	15,938	19,320
Other	31,514	31,688	41,283
Total revenues	$ 183,400	$ 174,928	$ 198,803

The breakdown of property, plant and equipment, net by geographical location was as follows (in thousands):

	June 30, 2013	July 1, 2012
China	$ 34,640	$ 35,100
United States	6,420	5,825
Taiwan	6,627	4,467
Total	$ 47,687	$ 45,392

Note 15 – Employee Benefit Plan

In 1997, the Company adopted the Oplink 401(k) Plan. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis, pursuant to Section 401(k) of the Internal Revenue Code. All employees are eligible to participate beginning one month after commencement of employment. There are no employer matching contributions under the plan.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer, Joseph Y. Liu, and Chief Financial Officer, Shirley Yin, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered in this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by Oplink in reports that it files under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles of U.S.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in *Internal Control—Integrated Framework*. Based on its assessment using those criteria, our management concluded that, as of June 30, 2013, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of June 30, 2013 has been audited by Burr Pilger Mayer, Inc., an independent registered public accounting firm, as stated in their report appearing below.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Oplink Communications, Inc.

We have audited the internal control over financial reporting of Oplink Communications, Inc. and its subsidiaries (the "Company") as of June 30, 2013, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Oplink Communications, Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Oplink Communications, Inc. and its subsidiaries as of June 30, 2013 and July 1, 2012 and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2013 and the related financial statement schedule and our report dated September 13, 2013 expressed an unqualified opinion on those consolidated financial statements and the related financial statement schedule.

/s/ Burr Pilger Mayer, Inc.

San Jose, California
September 13, 2013

Item 9B. Other Information

None.

Part III

Item 10. Directors and Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to the information set forth in the subsection entitled "Information Concerning the Nominees and Continuing Directors" in the section entitled "Election of Directors," and in the subsections entitled "Committees of the Board of Directors," "Compensation of Directors," "Consideration of Director Nominees" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the section entitled "Corporate Governance and Information Regarding the Board and its Committees" in the proxy statement for our 2013 Annual Meeting of Stockholders (the "2013 Proxy Statement") to be filed with the SEC within 120 days after June 30, 2013, the end of our fiscal year. Information regarding our executive officers and directors is also included "Item 1. Business" of this Annual Report on Form 10-K is incorporated by reference into this Item 10.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the information set forth in the section of our 2013 Proxy Statement entitled "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the information set forth in the sections of our 2013 Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions

The information required by this item is incorporated by reference to the information set forth in the section of our 2013 Proxy Statement entitled "Certain Relationships and Related Transactions".

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the information set forth in the in the section of our 2013 Proxy Statement entitled "Independent Auditors' Fees" in the section entitled "Ratification of Selection of Independent Registered Public Accounting Firm."

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) 1. Financial Statements. See "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report.

2. Financial Statement Schedules. See Schedule II, "Valuation and Qualifying Accounts," included with this Annual Report.

3.Exhibits. See "Exhibit Index" appearing at the end of this Annual Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 13th day of September, 2013.

OPLINK COMMUNICATIONS, INC.

By: /s/ Shirley Yin
Shirley Yin
Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Joseph Y. Liu and Shirley Yin, and each of them, his true and lawful attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K, and to file the same, with Exhibits thereto and other documents in connection there with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Joseph Y. Liu Joseph Y. Liu	Chairman and Chief Executive Officer (Principal Executive Officer)	September 13, 2013
/s/ Shirley Yin Shirley Yin	Chief Financial Officer (Principal Financial and Accounting Officer)	September 13, 2013
/s/ Chieh Chang Chieh Chang	Director	September 13, 2013
/s/ Tim Christoffersen Tim Christoffersen	Director	September 13, 2013
/s/ Jesse W. Jack Jesse W. Jack	Director	September 13, 2013
/s/ Hua Lee Hua Lee	Director	September 13, 2013

Schedule II

Oplink Communications, Inc.
Valuation and Qualifying Accounts

(in thousands)	Balance at Beginning of Year	Charged (credited) to Costs and Expenses	Deductions (1)	Balance at End of Year
Allowance for doubtful accounts				
Year ended June 30, 2013	$ 362	$ 41	$ --	$ 403
Year ended July 1, 2012	$ 470	$ (31)	$ (77)	$ 362
Year ended July 3, 2011	$ 464	$ 6	$ --	$ 470
Product returns and allowance				
Year ended June 30, 2013	$ 186	$ 114	$ --	$ 300
Year ended July 1, 2012	$ 438	$ (125)	$ (127)	$ 186
Year ended July 3, 2011	$ 541	$ (119)	$ (16)	$ 438

(1) Deductions represent costs charged or amounts written off against the reserve or allowance.

EXHIBIT INDEX

Exhibit No.	Description
3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant.
3.2(2)	Bylaws of the Registrant.
3.3(3)	Certificate of Designation of Series A Junior Participating Preferred Stock of the Registrant.
3.4(4)	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant.
3.5(5)	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant.
3.6(6)	Amendment to Bylaws of the Registrant
4.1(7)	Rights Agreement, dated as of March 18, 2002, between the Registrant and The Bank of New York.
10.1(8)	State-owned Land Use Rights Assignment Contract dated May 16, 2000 by and between the Registrant and Zhuhai Bonded Area Management Committee.
10.2(9)*	2000 Equity Incentive Plan.
10.3(10)*	Amended and Restated 2000 Employee Stock Purchase Plan.
10.4(11)*	2009 Equity Incentive Plan.
10.5(12)*	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.
10.6(13)*	Form of Stock Option Amendment between the Registrant and its non-employee directors.
10.7(14)*	Executive Corporate Event Agreement, dated March 21, 2003, between the Registrant and Joseph Y. Liu.
10.8(15)*	Form of Executive Corporate Event Agreement for Executive Officers.
10.9(16)*	First Amendment to Executive Corporate Event Agreement between the Registrant and Joseph Y. Liu.
10.9(17)*	Form of First Amendment to Executive Corporate Event Agreement for Executive Officers.
10.9 (18)*	Form of Second Amendment to Executive Corporate Event Agreement for Executive Officers.
10.10(19)*	Form of Notice of Grant of Stock Option under 2009 Equity Incentive Plan and Terms and Conditions of Grant.
10.11(20)*	Form of Notice of Grant of Restricted Stock Units under 2009 Equity Incentive Plan and Terms and Conditions of Grant.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Burr Pilger Mayer, Inc.
24.1	Power of Attorney is contained on the Signatures page.
31.1	Certification of Chief Executive Officer Required under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Chief Financial Officer Required under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
32.1**	Certification of Chief Executive Officer Required under Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.
32.2**	Certification of Financial Officer Required under Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. Section 1350).

OPLINK CORPORATE INFORMATION

BOARD OF DIRECTORS

JOSEPH Y. LIU
Chairman of the Board
Chief Executive Officer

CHIEH CHANG
Chair of the Nominating and Corporate Governance Committee
Member of the Audit Committee

TIM CHRISTOFFERSEN
Chair of the Audit Committee

JESSE W. JACK
Chair of the Compensation Committee
Member of the Audit Committee

HUA LEE
Member of the Compensation Committee
Member of the Nominating and Corporate Governance Committee

EXECUTIVE OFFICERS

JOSEPH Y. LIU
Chairman of the Board
Chief Executive Officer

PETER LEE
President &
Chief Operating Officer

SHIRLEY YIN
Executive Vice President &
Chief Financial Officer

RIVER GONG
Executive Vice President,
Worldwide Sales

STEPHEN M. WELLES
Senior Vice President &
General Counsel

WORLDWIDE OFFICES

OPLINK USA
46335 Landing Parkway
Fremont, CA 94538
(510) 933-7200

OPLINK MACAU
Add. Av. Praia Grande No. 619
Edf. Si Toi Com. Centre, Fl. 11, Rm. 06
Macau

OPLINK ZHUHAI
No.29, No. 30 Lianfeng Avenue
Free Trade Zone, Zhuhai, Guangdong
China 519030

OPLINK WUHAN
4F, Wujiawan Joint International Building
East Lake High-Tech Development Zone
Luoyu Road, Wuhan, Hubei
China 430074

OPLINK SHANGHAI
Building 6, No. 2465 Hengcang Highway
Jiading, Shanghai
China 201821

OCP ASIA
No.26, Industry E. 4th Road
Science-Based Industrial Park
HsinChu, Taiwan 300, R.O.C.

EMIT TECHNOLOGY
5F, No. 8, Lane 235, Pao-Chiao Road
HsinTien, Taipei, Taiwan 231, R.O.C.

STOCKHOLDER INFORMATION

Oplink Common Stock trades on NASDAQ Global Select Market under the symbol OPLK.

ANNUAL MEETING
The Company's Annual Meeting of Stockholders will be held at 10:00 am on November 6, 2013 at Oplink USA office in Fremont, California.

TRANSFER AGENT
Computershare
250 Royall Street
Canton, MA 02021
(800) 522-6645

INDEPENDENT AUDITORS
Burr Pilger Mayer, Inc.
60 South Market Street
Suite 800
San Jose, CA 95113

CONTACT INFORMATION
For more information, please contact Investor Relations at Oplink Communications by dialing (510) 933-7200 or visiting our website at www.oplink.com.




OPLINK COMMUNICATIONS, INC
46335 LANDING PKWY
FREMONT CA 94538 USA

MAIN 510.933.7200
FAX 510.933.7300

WWW.OPLINK.COM